Exhibit (a)(1)(A)

Offer to Purchase

All Outstanding Shares of Common Stock of

VOCERA COMMUNICATIONS, INC.

at

$79.25 Net Per Share in Cash

by

VOICE MERGER SUB CORP.

a direct or indirect wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON FEBRUARY 22, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all of the outstanding shares of common stock, par value $0.0003 per share (“Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price per Share of $79.25 (the “Offer Price”), net to the holder in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”). The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 6, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a meeting of the Company stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a direct or indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger (the “Effective Time”), all then issued and outstanding Shares (other than (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares that were owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and are owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares), will be converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes.

The board of directors of the Company, at a meeting duly called and held on January 5, 2022, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interest of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement.

There is no financing condition to the Offer. The Offer is subject to various conditions. See Section 13—“Conditions of the Offer.” A summary of the principal terms of the Offer appears on pages 1 through 8 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

January 25, 2022

IMPORTANT

If you desire to tender all or any portion of your Shares to us pursuant to the Offer, you should either (i) if you hold your Shares directly as the registered owner, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A. (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case prior to the expiration of the Offer, or (ii) if you hold your Shares in street name, request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact that institution in order to tender your Shares to us pursuant to the Offer.

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed prior to the expiration of the Offer.

* * *

Questions and requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

i

SUMMARY TERM SHEET

Voice Merger Sub Corp., a recently formed Delaware corporation (“Purchaser”) and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0003 per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price per Share of $79.25 (the “Offer Price”), net to the holder in cash, without interest, subject to any applicable withholding of taxes, upon terms and subject to the conditions set forth in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This Summary Term Sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you, and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the related Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the related Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to Innisfree M&A Incorporated (the “Information Agent”) at its address and telephone numbers, as set forth on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our,” or “us” refer to Purchaser or Parent, as the context requires.

WHO IS OFFERING TO BUY MY SECURITIES?

•

Purchaser is offering to buy your securities. Purchaser has been organized in connection with this Offer and has not carried on any activities other than entering into the Agreement and Plan of Merger, dated as of January 6, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, and other related activities in connection with the Offer. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. Parent offers innovative products and services in Medical and Surgical, Neurotechnology, Orthopaedics and Spine that help improve patient and hospital outcomes. See Section 9—“Certain Information Concerning Parent and Purchaser.”

•

Parent has agreed, pursuant to the Merger Agreement, to cause Purchaser to, upon the terms and subject to the conditions in this Offer to Purchase and the related Letter of Transmittal, accept and pay for shares validly tendered and not properly withdrawn in the Offer.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

•	Purchaser is seeking to purchase all of the outstanding Shares of the Company. See the Introduction and Section 1—“Terms of the Offer.”

HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

•

Purchaser is offering to pay $79.25 per Share, net to you in cash, without interest, subject to any applicable withholding of taxes upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal.

•

If your Shares are registered in your name and you tender your Shares, you will not be obligated to pay brokerage fees or commissions or similar expenses. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

WHY IS PURCHASER MAKING THE OFFER?

•

Purchaser is making the Offer because Purchaser and Parent wish to acquire the Company. See Section 1—“Terms of the Offer” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE MOST SIGNIFICANT CONDITIONS OF THE OFFER?

•	The Offer is subject to, among others, the following conditions:

•

there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the Expiration Time (as defined in Section 1—“Terms of the Offer”) that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the DGCL) that, when added to the Shares, if any, then owned by Parent, Purchaser or any subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Tender Condition”);

•

the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have either expired or been terminated (the “Antitrust Condition”);

•

there shall not be any judgment, order, injunction or decree of any government entity issued, or other legal restraint or prohibition imposed, in each case, by any government entity of competent jurisdiction or any statute, law (including controlling common law), ordinance, rule or regulation of any governmental entity in effect preventing or prohibiting the consummation of the Offer or the Merger;

•

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, subject in each case in certain respects to specified standards of materiality;

•

since the date of the Merger Agreement, there shall not have been any change, event, condition, development, circumstance, state of facts, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”); and

•	the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”).

•

Subject to the terms of the Merger Agreement, Purchaser reserves the right to waive certain of the conditions to the Offer in its sole discretion; provided that Parent and Purchaser may not waive the Minimum Tender Condition or the Termination Condition.

•

The Offer is subject to other conditions in addition to those set forth above. A more detailed discussion of the conditions to consummation of the Offer is contained in the Introduction, Section 1—“Terms of the Offer” and Section 13—“Conditions of the Offer.”

IS THERE AN AGREEMENT GOVERNING THE OFFER?

•

Yes. Parent, Purchaser and the Company have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENTS IN THE OFFER?

•

Yes. Parent is a publicly traded company with an equity market capitalization of approximately $95 billion (based upon the closing price of Parent common shares on the New York Stock Exchange (“NYSE”) on January 24, 2022) and has, or will have, available to it sufficient funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”). We estimate that the total amount of funds required to purchase all outstanding Shares in the Offer and Merger, to make payments in respect of Company equity awards, and to repay or refinance certain outstanding debt of the Company, including its outstanding convertible notes (net of cash on hand of the Company and its subsidiaries), in connection with the consummation of the Offer and the other Transactions contemplated by the Merger Agreement will be approximately $3.09 billion. We anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Parent and its subsidiaries, and (b) debt financings. The Offer is not conditioned upon entering into any financing arrangements. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” and Section 12—“Source and Amount of Funds.”

SHOULD PURCHASER’S FINANCIAL CONDITION BE RELEVANT TO MY DECISION TO TENDER IN THE OFFER?

•

We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer. The Offer is being made for all outstanding Shares solely for cash, the Offer is not subject to any financing condition and Parent has, or will have, available to it sufficient funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions.

•

Purchaser has been organized solely in connection with the Merger Agreement and this Offer and has not carried on any activities other than in connection with the Merger Agreement and this Offer. Because the form of payment consists solely of cash that will be provided to Purchaser by Parent and because of the lack of any relevant historical information concerning Purchaser, our financial condition is not relevant to your decision to tender in the Offer. See Section 12—“Source and Amount of Funds.”

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER IN THE OFFER?

•

You will have until February 22, 2022, to tender your Shares in the Offer, unless Purchaser extends the Offer, in which event you will have until the expiration of the Offer as so extended. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time (as defined in Section 1—“Terms of the Offer”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Tendering Shares.”

CAN THE OFFER BE EXTENDED, AND UNDER WHAT CIRCUMSTANCES?

•

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required to or permitted to extend the Offer, and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

Subject to the final bullet below, if at any then-scheduled Expiration Time, any Offer Condition (as defined in Section 13—“Conditions of the Offer”) is not satisfied and has not been waived by Purchaser or Parent, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten business days per extension (or for such longer period as may be agreed to by Parent and the Company) until such time as such conditions shall be satisfied or waived, subject to the terms of the Merger Agreement;

•

Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for the minimum period required by any applicable legal requirement, or any interpretation or position of the Securities and Exchange Commission (the “SEC”) or the NYSE, applicable to the Offer, subject to the terms of the Merger Agreement; and

•

If at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition and the Offer Condition relating to Parent’s receipt of a certificate from the Company to the effect that certain Offer Conditions do not exist and have not occurred, which only needs to be capable of being satisfied) has been satisfied or waived, neither Purchaser nor Parent shall have any obligation to (but Purchaser or Parent may elect to, and if requested by the Company, Purchaser shall) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent), but not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company), provided that the Company shall not request Purchaser to, and neither Purchaser nor Parent shall have any obligation to, extend the Offer in such circumstances on more than two occasions.

See Section 13—“Conditions of the Offer.”

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

•

If Purchaser extends the Offer, we will inform Computershare Trust Company, N.A., the depositary for this Offer (the “Depositary”), of that fact and will issue a press release giving the new expiration date no later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was previously scheduled to expire. See Section 1—“Terms of the Offer.”

HOW DO I TENDER MY SHARES?

•

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry set forth in Section 3—“Procedures for Tendering Shares,” not later than the Expiration Time. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time. See Section 3—“Procedures for Tendering Shares.” The Letter of Transmittal is enclosed with this Offer to Purchase.

•

If you hold your Shares in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

•

In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3—“Procedures for Tendering Shares”) and a properly completed and duly executed Letter of Transmittal and any other required documents for such Shares. See Section 2—“Acceptance for Payment and Payment for Shares.”

UNTIL WHAT TIME CAN I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

You may withdraw previously tendered Shares any time prior to one minute after 11:59 p.m., Eastern time, on February 22, 2022, unless the expiration of the Offer is extended in accordance with the terms of the Merger Agreement. See Section 4—“Withdrawal Rights.” In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after March 26, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

•

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary while you still have the right to withdraw. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

WHAT DOES THE COMPANY’S BOARD OF DIRECTORS THINK OF THE OFFER?

•

The board of directors of the Company has unanimously recommended that you accept the Offer. The Company’s full statement on the Offer is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which it has filed with the SEC concurrently with the filing of our Tender Offer Statement on Schedule TO dated January 25, 2022. See also the Introduction.

WILL THE TENDER OFFER BE FOLLOWED BY A MERGER IF ALL THE SHARES ARE NOT TENDERED?

•

If we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to cause a merger (the “Merger”) of Purchaser with and into the Company, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). If the Merger occurs, the Company will become a direct or indirect wholly owned subsidiary of Parent and each issued and then outstanding Share (other than (i) Shares owned by the Company immediately prior to the effective time of the Merger (the “Effective Time”), (ii) Shares that were owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and are owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares) will be canceled and converted automatically into the right to receive the Offer Price in cash and without interest, less any applicable tax withholding, in accordance with the Merger Agreement. See the Introduction.

WILL A MEETING OF THE COMPANY’S STOCKHOLDERS BE REQUIRED TO APPROVE THE MERGER?

•

Because the Merger will be governed by Section 251(h) of the DGCL, which provides that no stockholder vote will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase and the depository receives prior to the expiration of such offer, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger under the DGCL and the certificate of incorporation of such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and is not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

•

As required by Section 251(h) of the DGCL, the Merger Agreement provides that the Merger will be effected as soon as practicable following the consummation of the Offer. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

IF THE OFFER IS COMPLETED, WILL THE COMPANY CONTINUE AS A PUBLIC COMPANY?

•

No. Promptly following the consummation of the Offer and satisfaction or waiver (to the extent permitted by applicable law) of the conditions to the Merger, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the Company will be the surviving corporation and a direct or indirect wholly owned subsidiary of Parent and the Shares will no longer be publicly traded. Even if the Merger does not occur, if Purchaser purchases all Shares that have been tendered, there may be so few remaining stockholders and publicly held Shares that the Shares may no longer be eligible to be traded through NYSE or any other securities market, there may not be a public trading market for the Shares, and the Company may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC’s rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.”

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

•

If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive in the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer.

•

If you decide not to tender your Shares in the Offer and the Merger does not occur, and Purchaser purchases Shares which have been tendered, you will remain a stockholder of the Company, but there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded through NYSE or any other securities market, there may not be a public trading market for the Shares, and the Company may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. Subject to limited conditions, if we purchase Shares in the Offer, we are obligated under the Merger Agreement to cause the Merger to occur. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations” and Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

•

Following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve System, in which case your Shares may no longer be used as collateral for loans made by brokers. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.”

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

•

On January 5, 2022, the last full trading day before we announced our intention to make an offer for all of the outstanding Shares, the last closing price per Share reported on NYSE was $62.52. See Section 6—“Price Range of Shares; Dividends.”

•	On January 24, 2022, the last full trading day before we commenced the Offer, the last closing price per Share reported on NYSE was $78.84. See Section 6—“Price Range of Shares; Dividends.”

IF I ACCEPT THE OFFER, WHEN AND HOW WILL I GET PAID?

•

If the conditions to the Offer as set forth in the Introduction and Section 13—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you a dollar amount equal to the number of Shares you tendered multiplied by $79.25 in cash, without interest, subject to any applicable withholding of taxes in accordance with the Merger Agreement, promptly following the time at which Purchaser accepts for payment Shares tendered in the Offer (and in any event no more than three business days after the Expiration Date (as defined in Section 1—“Terms of the Offer”)). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

IF I AM AN EMPLOYEE OF THE COMPANY, HOW WILL MY OUTSTANDING EQUITY AWARDS BE TREATED IN THE OFFER AND THE MERGER?

•

The Offer is being made for all outstanding Shares, but not for options to purchase Shares granted under the Company’s stock plans. If you wish to tender Shares underlying options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received into the Offer. If you do not exercise your options and the Merger closes, your options will be treated as set forth below.

•

In accordance with the Merger Agreement, immediately prior to the Effective Time, the Company’s Amended and Restated 2012 Employee Stock Purchase Plan (“Company ESPP”) will terminate and any in-progress Company ESPP offering period will be shortened and the applicable purchase date with respect to such offering period will occur on the day immediately preceding the date on which the Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer. All Shares purchased under the Company ESPP will be treated identically to other outstanding Shares, such that they will be canceled and converted into the right to receive the Merger Consideration (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”).

•

In accordance with the Merger Agreement, immediately prior to the Effective Time, all unvested stock options (if any), unvested restricted stock units and unvested as-achieved performance stock units (as described below) will become fully vested and exercisable, if applicable, and at the Effective Time, each stock option (other than rights under the Company ESPP) to purchase Shares granted under a Company stock plan (a “Company Stock Option”), each RSU issued under any of the Company stock plans (“Company RSU”) and each Company RSU issued with performance-based metrics, terms or conditions under any of the Company stock plans (“Company PSU”) will be canceled and converted into the right to receive an amount in cash equal to the Merger Consideration (or, in the case of Company Stock Options, the difference between the Merger Consideration and the applicable per share exercise price), without interest and less any applicable tax withholding. Immediately prior to the Effective Time, the achievement of any Company PSUs that are unvested and outstanding for which the performance period has not been completed will be calculated pursuant to the terms of the applicable Company PSU award agreements, by using the Merger Consideration as the share price to measure the applicable total shareholder return-based metric, and any such achieved Company PSUs will then become fully vested, canceled and converted into the right to receive an amount in cash equal to the Merger Consideration as described above. See Section 11— “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

WHAT ARE THE PRINCIPAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING MY SHARES IN THE OFFER OR HAVING MY SHARES EXCHANGED FOR CASH PURSUANT TO THE MERGER?

•

Generally, the receipt of cash in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-U.S. income and other tax laws). See Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” for a more detailed discussion of certain U.S. federal income tax consequences of the Offer and the Merger.

WILL I HAVE THE RIGHT TO HAVE MY SHARES APPRAISED?

•

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Offer a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you properly demand and perfect such rights in accordance with Section 262 of the DGCL, you may be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. If any stockholder who demands appraisal of Shares under Section 262 of the DGCL shall fail to perfect the right to appraisal under Section 262 with respect to such Shares or withdraw in accordance with Section 262 its demand for appraisal under Section 262 with respect to such Shares, then the right of such holder to be paid the fair value of such Shares shall cease and such Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, the Merger Consideration as provided in the Merger Agreement, without interest.

•

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any available appraisal rights, and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL a copy of which is included as Annex B to the Schedule 14D-9. See Section 15—“Certain Legal Matters; Regulatory Approvals.”

WITH WHOM MAY I TALK IF I HAVE QUESTIONS ABOUT THE OFFER?

•	You can call Innisfree M&A Incorporated, the Information Agent, toll-free at (877) 825-8906. See the back cover of this Offer to Purchase for additional contact information.

Except as otherwise set forth in this Offer to Purchase, references to “dollars” and “$” shall be to United States dollars.

To All Holders of Shares of

VOCERA COMMUNICATIONS, INC.

INTRODUCTION

Voice Merger Sub Corp., a Delaware corporation (“Purchaser”), is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.0003 per share (“Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price per Share of $79.25 (the “Offer Price”), net to the holder in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions described in this Offer to Purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). Purchaser is a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 6, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a direct or indirect wholly owned subsidiary of Parent (such corporation, the “Surviving Corporation” and such merger, the “Merger”).

If your Shares are registered in your name and you tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee you should check with such institution as to whether they charge any service fees or commissions.

In addition, if you do not complete and sign the Internal Revenue Service (“IRS”) Form W-9 that is provided with the Letter of Transmittal, or an IRS Form W-8BEN or other IRS Form W-8, as applicable, or otherwise establish an exemption, you may be subject to U.S. federal backup withholding (at a rate currently equal to 24%) on the gross proceeds payable to you pursuant to the Offer or the Merger. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS. All stockholders should review the discussion in Section 3—“Procedures for Tendering Shares” and Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.”

We will pay all charges and expenses of the Depositary and Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that:

1.

there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the Expiration Time that number of Shares (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository”, as such terms are defined by Section 251(h) of the DGCL) that, when added to the Shares, if any, then owned by Parent, Purchaser or any subsidiary of Parent, would represent at least a majority of the Shares outstanding as of immediately following the consummation of the Offer (the “Minimum Tender Condition”);

2.

the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger shall have either expired or been terminated (the “Antitrust Condition”);

3.

there shall not be any judgment, order, injunction or decree of any government entity issued, or other legal restraint or prohibition imposed, in each case, by any government entity of competent jurisdiction or any statute, law (including controlling common law), ordinance, rule or regulation of any governmental entity in effect preventing or prohibiting the consummation of the Offer or the Merger;

4.

the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s obligations set forth in the Merger Agreement, subject in each case in certain respects to specified standards of materiality;

5.

since the date of the Merger Agreement, there shall not have been any change, event, condition, development, circumstance, state of facts, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”); and

6.	the Merger Agreement shall not have been validly terminated in accordance with its terms.

Subject to the terms of the Merger Agreement, Purchaser and Parent have the right to waive certain of the conditions to the Offer in their sole discretion; provided that Parent may not waive the Minimum Tender Condition and the Termination Condition. See Section 13—“Conditions of the Offer.”

The Offer will expire at one minute after 11:59 p.m., Eastern time, on February 22, 2022, unless the Offer is extended. See Section 1—“Terms of the Offer,” Section 13—“Conditions of the Offer” and Section 15—“Certain Legal Matters; Regulatory Approvals.”

The board of directors of the Company (the “Company Board”), at a meeting duly called and held on January 5, 2022, unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) are fair to and in the best interest of the Company and its stockholders, (ii) approved, adopted and declared advisable the Merger and the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, (iii) resolved that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the time at which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer (the “Offer Closing Time”) and (iv) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the recommendation set forth in the preceding clause (iv), the “Company Board Recommendation”), in each case, on the terms and subject to the conditions of the Merger Agreement.

For factors considered by the Company Board, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

The Offer is being made in connection with the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. The Merger shall become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware (or at such other time as may be agreed by Parent, the Company and Purchaser and specified in the certificate of merger) (the “Effective Time”).

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, (other than (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares that were owned by

Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and are owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares) will be canceled and will be converted automatically into the right to receive the Offer Price in cash and without interest, less any applicable tax withholding, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share, together with the letter of transmittal that will be provided by the Depositary. Payment with respect to uncertificated Shares held by the Depositary in the direct registration system of the Company’s transfer agent will be made automatically to the holders thereof.

The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements,” which also contains a discussion of the treatment of Company equity awards in the Merger. Section 5—“Certain U.S. Federal Income Tax Consequences of the Offer and the Merger” below describes certain U.S. federal income tax consequences generally applicable to stockholders whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger will not require a vote of the Company’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. As a result of the Merger, the Company will cease to be a publicly traded company and will become a direct or indirect wholly owned subsidiary of Parent. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND BOTH DOCUMENTS SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment, purchase and pay for all Shares validly tendered prior to the expiration of the Offer, and not properly withdrawn in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The Offer will expire at one minute after 11:59 p.m. Eastern time on Tuesday, February 22, 2022 (the “Expiration Time”), unless the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, in which event the term “Expiration Time” will mean the time to which the Offer is so extended. The date on which the Expiration Time actually occurs is referred to herein as the “Expiration Date.”

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” We may terminate the Offer without purchasing any Shares if certain events described in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement and Certain Other Agreements—Termination” occur.

We expressly reserve the right to waive, in our sole discretion, in whole or in part, any Offer Condition (as defined in Section 13—“Conditions of the Offer”) or modify the terms of the Offer, except that, without the prior written consent of the Company, we will not:

(1)	reduce the number of Shares subject to the Offer;

(2)	reduce the Offer Price or change the form of consideration payable pursuant to the Offer;

(3)	waive, amend or modify the Minimum Tender Condition or the Termination Condition;

(4)

add to the Offer Conditions or impose any other conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer” or amend, modify or supplement any Offer Condition in any manner adverse to the holders of the Shares;

(5)	except as provided in the Merger Agreement, terminate or extend or otherwise amend or modify the Expiration Time;

(6)	otherwise amend or modify any terms of the Offer in any manner adverse to the holders of the Shares; or

(7)	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, we will as promptly as practicable after the Expiration Date (which shall be the next business day (determined using Rule 14d-1(g)(3) under the Exchange Act) after the Expiration Date absent extenuating circumstances and in any event no more than three business days after the Expiration Date), irrevocably accept for payment and pay for all Shares validly tendered (and not properly withdrawn) pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer.

The Merger Agreement provides that if at any then-scheduled Expiration Time, any Offer Condition is not satisfied and has not been waived by us, we will (i) extend the Offer on one or more occasions for an additional period of up to ten business days per extension (or for such longer period as may be agreed to by Parent and the Company) until such time as such conditions are satisfied or waived, and (ii) extend the Offer for the minimum period required by any applicable legal requirement, or any interpretation or position of the SEC or the New York Stock Exchange (“NYSE”). Notwithstanding the foregoing clause (i), if at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition and the Offer Condition relating to

Parent’s receipt of a certificate from the Company to the effect that certain Offer Conditions do not exist and have not occurred, which only need to be capable of being satisfied) has been satisfied or waived, we will have no obligation to (but we may elect to, and if requested by the Company, we will), extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent), but not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company), provided that the Company will not request Purchaser to, and we will not have any obligation to, extend the Offer in such circumstances on more than two occasions. In no circumstances will we be required to extend the Offer beyond the Outside Date (as defined in Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements”). The Offer may not be terminated or withdrawn prior to the Expiration Time (as extended and re-extended in accordance with the Merger Agreement) unless the Merger Agreement is validly terminated in accordance with its terms.

Except as set forth above, there can be no assurance that we will be required under the Merger Agreement to extend the Offer. During any extension of the offering period pursuant to the paragraphs above, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

Without the Company’s prior written consent, there will not be a subsequent offering period for the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and upon the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13—“Conditions of the Offer” have not been satisfied. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., Eastern time, on the next business day after the day on which the Offer was otherwise scheduled to expire in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act. Without limiting our obligation under such rule or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to Globe Newswire (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

Promptly following the purchase of Shares in the Offer, we expect to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL.

The Company has provided us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s record stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer set forth in Section 13—“Conditions of the Offer,” we will accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as promptly as practicable after the Expiration Date (which shall be the next business day (determined using Rule 14d-1(g)(3) under the Exchange Act) after the Expiration Date absent extenuating circumstances) and, in any event, no more than three business days after the Expiration Date.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer, then Purchaser has accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from us and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

3.	Procedures for Tendering Shares.

Valid Tender of Shares

To validly tender Shares pursuant to the Offer, a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal and any other customary documents required by the Depositary, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message (as defined below) if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation (as defined below) that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer

The Depositary will take steps to establish and maintain an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers

Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be registered or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery

We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF ALL SUCH DOCUMENTS WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, BY BOOK-ENTRY CONFIRMATION). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT ALL SUCH DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Other Requirements

Notwithstanding any provision of the Merger Agreement, Purchaser will pay for Shares tendered (and not properly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment. If your Shares are held in street name (i.e., through a broker, dealer, commercial bank, trust company or other nominee), your Shares can be tendered by your nominee by book-entry transfer through the Depositary. We are not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed prior to the Expiration Time.

Binding Agreement

Our acceptance for payment of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Appointment as Proxy

By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints Purchaser’s designees as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by us and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Our designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our payment for such Shares we must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction.

Backup Withholding

In order to avoid “backup withholding” of U.S. federal income tax on payments of cash pursuant to the Offer or the Merger, a stockholder that is a “U.S. person” (as defined in the instructions to the IRS Form W-9 provided with the Letter of Transmittal) who surrenders Shares for cash pursuant to the Offer or the Merger must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on an IRS Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the IRS may impose penalties on such stockholder, and the gross proceeds payable to such stockholder pursuant to the Offer or the Merger may be subject to backup withholding at a rate currently equal to 24%. All stockholders that are U.S. persons surrendering Shares pursuant to the Offer or the Merger should complete and sign the IRS Form W-9 included as part of the Letter of Transmittal to provide the information and certifications required to avoid backup withholding (unless an applicable exemption exists and is established in a manner satisfactory to the Depositary).

Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are exempt from backup withholding. Exempt stockholders that are “U.S. persons” should complete and sign an IRS Form W-9 indicating their exempt status in order to avoid backup withholding. Stockholders that are not “U.S. persons” should complete and sign an IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate IRS Form W-8 (instead of an IRS Form W-9) in order to avoid backup withholding. An appropriate IRS Form W-8 may be obtained from the Depositary or at the IRS website (www.irs.gov). See Instruction 8 to the Letter of Transmittal.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.

Information reporting to the IRS may also apply to the receipt of cash pursuant to the Offer or the Merger.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. However, a stockholder has withdrawal rights that are exercisable until the Expiration Time. In addition, Shares may be withdrawn at any time after March 26, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the expiration of the Offer.

If Purchaser extends the Offer, delays its acceptance for payment of Shares, or is unable to accept for payment Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may nevertheless, on Purchaser’s behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4.

5.	Certain U.S. Federal Income Tax Consequences of the Offer and the Merger.

The following summary describes certain U.S. federal income tax consequences generally applicable to stockholders whose Shares are tendered and accepted for purchase pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated under the Code, published rulings, administrative pronouncements, and judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only stockholders who hold their Shares as capital assets within the meaning of the Code (generally, property held for investment) and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, pass-through entities (including partnerships and S corporations for U.S. federal income tax purposes) and investors in such entities, certain financial institutions, banks, brokers, dealers or traders in securities, insurance companies, retirement plans, certain former U.S. citizens or long-term residents, mutual funds, real estate investment trusts, regulated investment companies, cooperatives, tax-exempt organizations (including private foundations), stockholders or other persons who are subject to the alternative minimum tax provisions of the Code, persons who hold their Shares as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes, stockholders that have a functional currency other than the U.S. dollar, stockholders that hold or have held, directly or pursuant to attribution rules, and persons who acquired their Shares upon the exercise of stock options or vesting and settlement of restricted stock units or performance stock units or otherwise as compensation. The following discussion also does not address the tax consequences applicable to holders of options to acquire Shares, holders of restricted stock units and performance stock units that may be settled in Shares, holders of Shares who exercise appraisal rights or any holder of Shares that owns, directly, indirectly, or constructively, any interest in Parent. This summary does not address any U.S. federal estate, gift, or other non-income tax consequences, the effects of the Medicare contribution tax on certain net investment income, or any state, local, or foreign tax consequences.

For purposes of this discussion, a “U.S. Holder” is a beneficial holder of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any State or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares (other than a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanges Shares for cash pursuant to the Offer or the Merger, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership and any partner in a partnership holding Shares should consult its tax advisor regarding the tax consequences of exchanging Shares for cash pursuant to the Offer or the Merger.

No ruling has been requested from the IRS in connection with the Offer or the Merger and no such ruling will be requested. The discussion below neither binds the IRS nor precludes it from adopting a contrary position and there can be no assurance that the tax considerations described below will not be challenged by the IRS or sustained by a court if so challenged. Furthermore, no opinion of counsel has been or will be rendered with respect to any tax considerations of the Offer or the Merger, or any related transactions. If the tax considerations described below are successfully challenged by the IRS, the tax consequences of the Offer and the Merger may differ from the tax consequences described below.

This discussion is for information purposes only and is not intended as tax advice. Stockholders are urged to consult their own tax advisors to determine the applicable U.S. federal, state, local and non-U.S. tax consequences, including any non-income tax consequences to them, of exchanging Shares for cash pursuant to the Offer or the Merger in light of their particular circumstances.

U.S. Holders

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the Shares exchanged. If a U.S. Holder acquired Shares by purchase, the U.S. Holder’s adjusted tax basis generally will equal the amount the U.S. Holder paid for the Shares. Such gain or loss will generally be long-term capital gain or loss if, as of the date of the exchange, a U.S. Holder’s holding period in the Shares exchanged is more than one year. Long-term capital gain recognized by certain non-corporate holders, including individuals, is currently subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations under the Code.

If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder generally must determine its adjusted tax basis and holding period separately with respect to each such block of Shares.

A U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Tendering Shares.”

Non-U.S. Holders

A Non-U.S. Holder’s receipt of cash in exchange for Shares generally will not be subject to U.S. federal income tax unless:

•

the Non-U.S. Holder is an individual who was present in the United States for 183 days or more during the taxable year in which the Offer or the Merger, as applicable, was consummated, and certain other conditions are met;

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment of the Non-U.S. Holder in the United States); or

•

pursuant to the Foreign Investment in Real Property Tax Act (“FIRPTA”), the Non-U.S. Holder holds or has held directly, indirectly and constructively, more than 5 percent of the total outstanding Shares at any time during the five-year period ending on the date of the consummation of the Offer or the Merger, as applicable, and the Shares constitute a United States real property interest by reason of the Company being treated as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), net of applicable U.S.-source capital losses recognized by such Non-U.S. Holder. Gain described in the second bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a 30% branch profits tax (or such lower rate as may be specified by an applicable income tax treaty). Non-U.S. Holders are urged to consult their own tax advisors as to any applicable tax treaties that might provide for different rules.

Generally, gain realized by a Non-U.S. Holder on a disposition of Shares will not be subject to U.S. federal income tax as a result of FIRPTA so long as (1) the non-U.S. Holder owned, directly, indirectly and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the non-U.S. Holder’s holding period (a Non-U.S. Holder that does not satisfy this clause (1), a “Greater than 5% Non-U.S. Holder”) and (2) the Shares are regularly traded on an established securities market. Applicable Treasury Regulations provide that a class of interests that is traded on an established securities market located in the United States is considered to be regularly traded for any calendar quarter during which it is regularly quoted by brokers or dealers making a market in such interests. The Shares are currently listed on the NYSE and, accordingly, gain realized in a sale pursuant to the Offer by a Non-U.S. Holder who is not a Greater than 5% Non-U.S. Holder is not expected to be subject to federal income tax as a result of FIRPTA. As discussed below under NYSE Listing, however, it is possible that the Shares will be delisted from the NYSE following the purchase of Shares pursuant to the Offer but before the Merger. Non-U.S. Holders who do not sell Shares in the Offer are urged to consult their own tax advisors as to the impact of FIRPTA on them and their receipt of cash in the Merger in the event the NYSE delists the Shares before the Merger.

With respect to Non-U.S. Holders who are Greater than 5% Non-U.S. Holders, a domestic corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. Although the Company believes that it is not, and does not anticipate becoming, a USRPHC before the date of sale (or, if applicable, the date of the Merger), under applicable Treasury Regulations, the Company will generally be presumed to be a USRPHC with respect to a Greater than 5% Non-U.S. Holder unless certain certification requirements are satisfied in advance of any sale or other disposition of Shares by such Greater than 5% Non-U.S. Holder. Non-U.S. Holders who are Greater than 5% Non-U.S. Holders are urged to consult their own tax advisors as to the impact of FIRPTA on them and their receipt of cash in exchange for Shares pursuant to the Offer and the Merger.

Information reporting and backup withholding will generally not apply to receipt of cash by a Non-U.S. Holder pursuant to the Offer or the Merger, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder certifies its non-U.S. status as described under “Backup Withholding” in Section 3—“Procedures for Tendering Shares.”

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SHARES. HOLDERS OF SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT OF CASH FOR THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER UNDER ANY U.S. FEDERAL, STATE, FOREIGN, LOCAL OR OTHER TAX LAWS, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6.	Price Range of Shares; Dividends.

According to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the Shares are traded on the NYSE under the symbol “VCRA.” The Company has advised Parent that, as of the close of business on January 14, 2022, 34,951,078 Shares were issued and outstanding. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per Share on NYSE with respect to the fiscal years ended December 31, 2020 and December 31, 2021 and, with respect to the period following the fiscal year ended December 31, 2021 through January 24, 2022, using Share data reported by NYSE.

	High	Low
Fiscal Year Ended December 31, 2020	$42.47	$15.89
First Quarter	28.02	15.89
Second Quarter	22.46	17.51
Third Quarter	33.85	20.21
Fourth Quarter	42.47	$28.68

	High	Low
Fiscal Year Ended December 31, 2021	$69.27	31.93
First Quarter	55.60	36.41
Second Quarter	41.56	31.93
Third Quarter	50.42	39.03
Fourth Quarter	69.27	44.34

	High	Low
Current Fiscal Year
First Quarter (through January 24, 2022)	$79.43	$62.49

On January 5, 2022, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NYSE was $62.52. On January 24, 2022, the last full trading day prior to the commencement of the Offer, the reported closing sales price per Share on NYSE during normal trading hours was $78.84 per Share. The Offer Price represents a premium of approximately 27% over the January 5, 2022 closing sales price per Share.

The Company has never paid cash dividends on any of its capital stock. In the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, the Company had indicated that it currently intends to retain its future earnings to fund the development and growth of its business. Additionally, under the terms of the Merger Agreement, without Parent’s prior written consent, the Company is not permitted to declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions in respect of any of its capital stock, equity interests or other ownership or voting interests (including the Shares). See Section 14—“Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration and Margin Regulations.

Possible Effects of the Offer on the Market for the Shares

The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NYSE Listing

Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the Shares would not meet the criteria for continued listing on the NYSE if, among other things, (i) the number of total stockholders of the Company should fall below 400, (ii) the number of total stockholders of the Company should fall below 1,200 and the average monthly trading volume for the Shares is less than 100,000 for the most recent 12 months, (iii) the number of publicly held Shares (exclusive of holdings of officers and directors of the Company and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000, or (iv) the aggregate market value of the publicly held Shares should be less than $50 million over a consecutive 30 trading-day period and, at the same time, stockholders’ equity should be less than $50 million. If the Shares are not delisted prior to the Merger, we intend to delist the Shares from the NYSE promptly following consummation of the Merger. According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2021, as of November 1, 2021, there were 34,796,065 Shares issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are delisted from the NYSE, the market for Shares will be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or on the over-the-counter market and that the price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration

The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) under the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Board of Governors’ of the Federal Reserve System (the “Federal Reserve Board”) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and is qualified in its entirety by reference to such Annual Report on Form 10-K.

The Company is a provider of secure, integrated, intelligent communication and clinical workflow solutions, focused on empowering mobile workers in healthcare, hospitality, retail, energy, education and other mission-critical mobile work environments in the United States and internationally. The significant majority of the Company’s business is generated from sales of its solutions in the healthcare market to help its customers enhance quality of care, safety, patient and staff experience, and improve operational efficiency. Care teams at nearly 1,900 healthcare facilities worldwide have selected the Company’s solutions to communicate with others, reduce alarm fatigue, enhance workflow, and help improve patient experience. The Company’s solutions can also be found in luxury hotels, nuclear power facilities, schools, libraries, retail stores and other environments where mobile workers need to communicate and access resources instantly.

The Company is a Delaware corporation originally incorporated in February 2000. The Company’s principal executive offices are located at 525 Race Street, San Jose, CA 95126. The Company’s telephone number is (408) 882-5100.

Available Information

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov. The Company also maintains an Internet website at http://www.vocera.com. The information contained in, accessible from, or connected to, the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, other public sources and information provided by the Company. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Parent and Purchaser.

General

Purchaser is a Delaware corporation with its principal offices located at c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The telephone number of Purchaser is (269) 385-2600. Purchaser is a direct or indirect wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is Michigan corporation with its principal offices located at c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002. The telephone number of Parent is (269) 385-2600. Parent is one of the world’s leading medical technology companies and, together with its customers, is driven to make healthcare better. Parent offers innovative products and services in Medical and Surgical, Neurotechnology, Orthopaedics and Spine that help improve patient and hospital outcomes.

The name, citizenship, business address, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule A hereto.

During the last five years, none of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as otherwise described in this Offer to Purchase, (i) none of Parent, Purchaser, any majority-owned subsidiary of Parent or Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto or any associate or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as otherwise described in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser or, to the best knowledge of Parent and Purchaser, any of the persons listed on Schedule A hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent, any of the persons listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Copies of the Schedule TO and the exhibits thereto, and reports, proxy statements and other information may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Parent filings are also available to the public on the SEC’s website (http://www.sec.gov).

10.	Background of the Offer; Contacts with the Company.

Background of the Offer and the Merger

The following chronology summarizes the key meetings and events between representatives of Parent and Purchaser and representatives of the Company that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among representatives of Parent, Purchaser and the Company. For a review of the Company’s additional key activities that led to the signing of the Merger Agreement, please refer to the Schedule 14D-9 being mailed to the Company’s shareholders with the Offer to Purchase. For purposes of this discussion (and except when referring to titles of officers or representatives of Parent), “Stryker” refers to Parent and its direct and indirect subsidiaries, including but not limited to Purchaser.

Stryker regularly evaluates and considers strategic opportunities, including investments in and acquisitions of third party companies and technologies, and other business initiatives intended to create or enhance stockholder value. These reviews included, at times, consideration of a potential strategic transaction with the Company.

From 2015 to 2020, representatives of the Company and representatives of Stryker met various times to discuss the Company’s business, as well as business development and other strategic opportunities.

On January 11 and May 10, 2021, Mr. Robert Born, the Company’s Senior Vice President, Corporate and Business Development and representatives of Stryker met to discuss the Company’s business, as well as potential business development and other strategic opportunities.

On September 20, 2021, Mr. Born and representatives of Stryker met to discuss the Company’s business, as well as business development and other strategic opportunities.

On November 19, 2021, Mr. Born met with a representative of Stryker to discuss the Company’s business, as well as business development and other strategic opportunities.

On December 1, 2021, Mr. Andy Pierce, Group President, MedSurg and Neurotechnology of Stryker, reached out to Mr. Brent Lang, the Company’s President and Chief Executive Officer, to request a call.

On December 3, 2021, Mr. Lang and Mr. Pierce had a phone conversation in which Mr. Pierce indicated to Mr. Lang that Stryker was interested in acquiring the Company for $70.00 per share. Mr. Pierce did not indicate a particular schedule for the transaction but asked that Mr. Lang communicate the offer to the Company Board in a timely fashion. Mr. Pierce also informed Mr. Lang that Stryker would not be engaging a financial advisor in connection with the proposed acquisition.

Later that day, Mr. Pierce, on behalf of Stryker, emailed Mr. Lang a signed letter expressing Stryker’s interest in acquiring all of the issued and outstanding equity of the Company at a price of $70.00 in cash per share, with no financing contingencies (the “Stryker December 3 Proposal”). The Stryker December 3 Proposal was based on public information available at the time, and was subject to satisfactory due diligence by Stryker. The $70.00 per share proposal in the Stryker December 3 Proposal represented an approximately 18% premium to the Company’s closing share price on December 2, 2021, an approximately 22% premium to the Company’s volume-weighted average share price over the 30-day period ending December 2, 2021, and an approximately 39% premium to the Company’s volume-weighted average share price over the 90-day period ending December 2, 2021.

On December 8, 2021, Mr. Lang contacted Mr. Pierce. Mr. Lang indicated that the Company Board had met and instructed him to communicate that the Company wanted to provide Stryker with additional due diligence materials to further Stryker’s understanding of the Company’s business and validate Stryker’s strategic rationale, as well as to provide support for Stryker potentially increasing its offer price. At that time, Mr. Lang also indicated the Board had engaged Evercore Group L.L.C. (“Evercore”) as the Company’s financial advisor and introduced Mr. Pierce to representatives of Evercore.

On December 9, 2021, Mr. Lang and Mr. Pierce met to discuss the status of the Stryker December 3 Proposal. Mr. Pierce asked Mr. Lang about the Company Board’s reaction to the Stryker December 3 Proposal, and Mr. Lang responded that the Company Board viewed Stryker as a viable and attractive buyer in the event that the Company decided to proceed with a transaction, and that the Company wanted to educate Stryker on the value of the Company’s business and to discuss the Company’s management’s financial plan. Mr. Lang and Mr. Pierce also discussed the potential cultural and strategic fit between the Company and Stryker. Mr. Lang also conveyed that the Company would be reaching out to a focused group of parties who have spent time with the Company in the past, and are familiar with the business, that also might be interested in participating in a strategic transaction, many of which had relationships with the Company.

On December 12, 2021, the Company executed a non-disclosure agreement with Stryker. This non-disclosure agreement included a customary standstill provision.

On December 13, 2021, members of the Company’s management team met with Stryker to discuss the Company’s financial plan and business, including a set of “base case” and “upside case” financial projections, which had been provided to Stryker that day.

On December 15, 2021, representatives of Evercore spoke with representatives of Stryker to inform them that the Company had received a second offer and that such offer exceeded the price offered by Stryker in the Stryker December 3 Proposal.

On December 16, 2021, members of the Company’s management team and representatives of Evercore had a meeting with representatives of Stryker and provided a management presentation to Stryker, concerning, among other things, the Company’s products, technology and operations. Following such meeting, members of the Company’s management team held a dinner meeting with representatives of Stryker to discuss the potential transaction.

On December 18, 2021, the Company granted Stryker and its legal advisors access to additional due diligence material through a virtual data room.

From December 18, 2021 until January 5, 2022, the Company provided additional due diligence materials in the virtual data room and representatives of Stryker continued their due diligence review of the Company, including review of the information provided in the virtual data room and discussions with members of the Company’s management team.

On December 19, 2021, representatives of Evercore provided representatives of Stryker with the “base case” and “upside case” from the Company’s revised long-term financial projections, which revised long-term financial projections reflected adjustments to certain assumptions in the earlier set of financial projections, resulting in immaterial adjustments of approximately $1-2 million to forecasted revenue, non-GAAP gross profit and adjusted EBITDA in certain future years (the “December 19 Forecast”).

On December 20, 2021, a proposed form of Merger Agreement was provided to Stryker. The proposed form of Merger Agreement provided for a transaction to be structured as a cash tender offer followed immediately by a merger, for the Company to be allowed to provide due diligence information to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal in certain circumstances, and to accept a superior proposal after providing the potential buyer with a right to match such proposal and paying a termination fee equal to 2.0% of the equity value of the transaction.

From December 20 through December 24, 2021, members of the Company’s management team, along with representatives from Evercore and/or Fenwick & West LLP, the Company’s legal counsel (“Fenwick & West”), participated in a series of due diligence calls with representatives of Stryker.

On December 24, 2021, representatives of Evercore instructed Stryker to submit a revised draft of the Merger Agreement on December 29, 2021 and a revised offer on January 4, 2022 in anticipation of a potential transaction announcement on or before January 10, 2022.

On December 28, 2021, Mr. Lang and other members of the Company’s management team discussed Stryker’s mission, vision, values, and proposed organizational structure with Mr. Pierce.

On December 29, 2021, Mr. Lang met with Mr. Kevin Lobo, Stryker’s Chief Executive Officer, and discussed Stryker’s strategy, mission, vision, culture, and their excitement about Stryker acquiring the Company.

Also on December 29, 2021, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), legal counsel to Stryker, sent a revised Merger Agreement to Fenwick & West. The revised draft increased the proposed termination fee to 4.0% of equity value, including the value of the Company’s outstanding convertible notes, and made other revisions, including with respect to Stryker’s obligations to obtain regulatory approvals.

On December 31, 2021, a draft of the disclosure schedules to the Merger Agreement was posted to the virtual data room.

On January 2, 2022, Fenwick & West sent a revised Merger Agreement to Skadden. The revised draft included a termination fee of 2.5% of equity value, including the value of its convertible notes, and a reverse termination fee of 10.0% of equity value, including the value of its convertible notes, payable in certain circumstances if the parties were not able to obtain regulatory clearance for the transaction.

On January 3, 2022, Mr. Lobo verbally informed Mr. Lang that Stryker’s revised bid would be $78.50 per share in cash (the “Stryker January 3 Proposal”). Mr. Lobo indicated that he believed such price was highly likely to be approved by Stryker’s board of directors. The $78.50 per share proposal in the Stryker January 3 Proposal represented an approximately 21% premium to the Company’s closing share price on December 31, 2021, an approximately 28% premium to the Company’s volume-weighted average share price over the 30-day period ending December 31, 2021, and an approximately 43% premium to the Company’s volume-weighted average share price over the 90-day period ending December 31, 2021.

Also on January 3, 2022, representatives of Skadden and representatives of Fenwick & West held a call to negotiate the terms of the Merger Agreement, including provisions regarding regulatory approvals, the size of the termination fee and the circumstances under which it would be payable, and the inclusion of the reverse termination fee, a term that Stryker had not previously agreed to in its prior transactions.

Also on January 3, 2022, representatives of Skadden sent a revised draft of the Merger Agreement to representatives of Fenwick & West. The draft Merger Agreement included a termination fee of 3.7% of equity value, including the value of its convertible notes, and removed the reverse termination fee.

On January 4, 2022, representatives of Stryker informed representatives of Evercore that Stryker’s board of directors had approved the Stryker January 3 Proposal.

Also on January 4, 2022, representatives of Fenwick & West sent a revised draft of the Merger Agreement to representatives of Skadden. The draft Merger Agreement included a termination fee of 3.0% of equity value, including the value of its convertible notes, and a reverse termination fee of 10.0% of equity value, including the value of its convertible notes.

Later that day on January 4, 2022, representatives of Skadden and representatives of Fenwick & West had a conference call to negotiate the terms of the Merger Agreement, including provisions regarding regulatory approvals, the size of the termination fee (with representatives of Skadden reiterating Stryker’s position that the termination fee should be 3.7% of equity value including the value of its convertible notes) and the circumstances under which it would be payable, and the inclusion of the reverse termination fee. In this meeting, representatives of Skadden informed representatives of Fenwick & West that Stryker would not accept the inclusion of a reverse termination fee in the Merger Agreement.

Early on the morning of January 5, 2022, representatives of Fenwick & West sent representatives of Skadden a revised draft of the disclosure schedules to the Merger Agreement.

Later that day, representatives of Evercore contacted representatives of Stryker to inform Stryker that the Company would be willing to end discussions with other parties and promptly proceed with a transaction with Stryker if Stryker increased its offer price to $80.00 per share in cash and agreed to a termination fee of 3.2% of equity value, including the value of its convertible notes.

Later that day, Mr. Lobo verbally informed Mr. Lang that Stryker’s revised bid was $79.25 per share in cash (the “Stryker January 5 Proposal”). Mr. Lobo indicated that such price was Stryker’s best and final offer and that he was eager to complete the negotiations and wanted to announce the transaction before the markets opened on the following day.

Later that day, representatives of Skadden sent a revised draft of the Merger Agreement to representatives of Fenwick & West. The revised draft included a termination fee of 3.2% of equity value, including the value of its convertible notes, and removed the reverse termination fee.

Later that day, representatives of Fenwick & West and representatives of Skadden completed the disclosure schedules to the Merger Agreement.

On the morning of January 6, 2022, Parent, Purchaser and the Company executed the Merger Agreement and, prior to the opening of trading of the Company common stock on the NYSE, Stryker issued a press release announcing the execution of the Merger Agreement.

On January 25, 2022, Purchaser commenced the Offer and the Company filed the Schedule 14D-9.

11.	Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.

Purpose of the Offer and Plans for the Company

Purpose of the Offer

The purpose of the Offer and the Merger is for Parent and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth.

Merger Without a Stockholder Vote

If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger (the “Closing”) without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger, as soon as practicable after the consummation of the Offer. Accordingly, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Plans for the Company

At the Effective Time, the certificate of incorporation of the Company will be amended and restated in its entirety pursuant to the terms of the Merger Agreement. As of the Effective Time, the bylaws of the Surviving Corporation will be amended and restated to conform to the bylaws of Purchaser as were in effect immediately prior to the Effective Time, except that references to the name of Purchaser will be replaced by references to the name of the Surviving Corporation. Purchaser’s directors and officers immediately prior to the Effective Time will be the initial directors and officers of the Surviving Corporation until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. See “Summary of the Merger Agreement and Certain Other Agreements—Board of Directors and Officers” below.

Parent and Purchaser are conducting a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider which changes would be desirable in light of the circumstances that exist upon completion of the Offer and the Merger. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with the Company’s or Parent’s existing businesses. Possible changes could include changes in the Company’s business, corporate structure, certificate of incorporation, bylaws, capitalization, board of directors and management. Plans may change based on further analysis and Parent, Purchaser and, after completion of the Offer and the Merger, the reconstituted board of directors of the Company reserves the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or the sale or transfer of a material amount of assets of the Company.

Summary of the Merger Agreement and Certain Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement (the “Disclosure Schedules”). Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer no earlier than January 21, 2022 and no later than January 25, 2022. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction or, to the extent waivable by Parent or Purchaser, the waiver of the Offer Conditions that are described in Section 13—“Conditions of the Offer.” Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer set forth in Section 13—“Conditions of the Offer,” the Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, accept for payment, and pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer that Purchaser becomes obligated to purchase pursuant to the Offer as promptly as practicable after the Expiration Date (which shall be the next business day (determined using Rule 14d-1(g)(3) under the Exchange Act) after the Expiration Date absent extenuating circumstances) and, in any event, no more than three business days after the Expiration Date. The Offer will expire at one minute after 11:59 p.m., Eastern time on February 22, 2022, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Purchaser expressly reserves the right to waive, in its sole discretion, in whole or part, any Offer Condition or modify the terms of the Offer, except that, without prior written consent of the Company, Purchaser shall not:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price or change the form of consideration payable pursuant to the Offer;

•	waive, amend or modify the Minimum Tender Condition or the Termination Condition;

•

add to the Offer Conditions or impose any other conditions to the Offer in addition to the conditions set forth in Section 13—“Conditions of the Offer” or amend, modify or supplement any Offer Condition in any manner adverse to the holders of the Shares;

•	except as provided in the Merger Agreement, terminate or extend or otherwise amend or modify the time at which the Offer will expire;

•	otherwise amend or modify any terms of the Offer in any manner adverse to the holders of the Shares; or

•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required to, and Parent is required to cause Purchaser to, extend the Offer. Specifically, the Merger Agreement provides that:

•

Subject to the third bullet below, if at any then-scheduled Expiration Time (as defined in Section 1—“Terms of the Offer”), any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten business days per extension (or for such longer period as may be agreed to by Parent and the Company) until such time as such conditions shall be satisfied or waived, subject to the terms of the Merger Agreement;

•

Purchaser has agreed to (and Parent has agreed to cause Purchaser to) extend the Offer for the minimum period required by any applicable legal requirement, or any interpretation or position of the SEC or the NYSE, applicable to the Offer, subject to the terms of the Merger Agreement; and

•

If at any then-scheduled Expiration Time, each Offer Condition (other than the Minimum Tender Condition and the Offer Condition relating to Parent’s receipt of a certificate from the Company to the effect that certain Offer Conditions do not exist and have not occurred, which only need to be capable of being satisfied) has been satisfied or waived, neither Purchaser nor Parent shall have any obligation to (but Purchaser or Parent may elect to, and if requested by the Company, shall, and Parent shall cause Purchaser to) extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by Parent), but not more than ten business days each (or for such longer period as may be agreed to by Parent and the Company), provided that the Company shall not request Purchaser to, and neither Purchaser nor Parent shall have any obligation to, extend the Offer in such circumstances on more than two occasions.

However, Purchaser is not required to extend the Offer beyond the Outside Date (as such Outside Date is permitted to be extended in the circumstances provided in the Merger Agreement) and may not extend the Offer beyond the Outside Date without the Company’s prior written consent. The Offer may not be terminated or withdrawn prior to its Expiration Time (as extended and re-extended in accordance with the Merger Agreement) unless the Merger Agreement is validly terminated in accordance with its terms.

Upon any valid termination of the Merger Agreement, Purchaser has agreed that it will promptly terminate the Offer and return, and shall cause any depositary acting on behalf of Purchaser to return, all tendered Shares to the registered holders thereof.

The Merger

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, the separate existence of Purchaser will cease, and the Company will continue as the Surviving Corporation in the Merger. The Merger will be governed by and effected under Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and the Company have agreed to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable following the Offer Closing Time without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL, upon the terms and subject to the satisfaction or waiver of the conditions to the Merger (but in no event later than the second business day following such satisfaction or waiver of such conditions).

At the Effective Time, subject to the terms and conditions of the Merger Agreement, the certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to be in the form attached as Exhibit B to the Merger Agreement and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable law (including the DGCL).

As of the Effective Time, subject to the terms and conditions of the Merger Agreement, the bylaws of Purchaser as in effect immediately prior to the Effective Time will be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or permitted by applicable law, except that references to the name of Purchaser shall be replaced by the name of the Surviving Corporation.

The obligations of the Company, Parent and Purchaser to complete the Merger are subject to the satisfaction or valid waiver as of the Closing of the following conditions:

•

No judgment, order, injunction or decree of any government entity issued, or other legal restraint or prohibition imposed, in each case, by any government entity of competent jurisdiction or any statute, law (including controlling common law), ordinance, rule or regulation of any governmental entity preventing or prohibiting the consummation of the Merger shall be in effect; and

•	Purchaser must have accepted or caused to be accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Board of Directors and Officers

Following the Effective Time, the board of directors and officers of the Surviving Corporation will be the respective individuals who served as the directors and officers of Purchaser as of immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal. Prior to the Offer Closing Time, the Company shall use commercially reasonable efforts to cause each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the board of directors of the Company, to be effective as of the Effective Time.

Conversion of Capital Stock at the Effective Time

Shares outstanding immediately prior to the Effective Time (other than (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares that were owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and are owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled to demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares) will be cancelled and converted into the right to receive the Offer Price in cash and without interest (the “Merger Consideration”), less any applicable tax withholding.

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time will be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

Treatment of Equity Awards

•

Company Stock Options: All outstanding Company Stock Options are fully vested and exercisable pursuant to their terms as of January 14, 2022. At the Effective Time, each Company Stock Option that is then outstanding will be canceled and the holder thereof will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to (i) the number of Shares issuable under such Company Stock Option multiplied by (ii) the excess, if any, of (A) the Merger Consideration over (B) the per share exercise price of such Company Stock Option (the “Company Stock Option Cash Consideration”). Any outstanding Company Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration at the Effective Time. Parent will cause the Surviving Corporation to pay the Company Stock Option Cash Consideration at or reasonably promptly after the Effective Time, in accordance with the terms of the Merger Agreement.

•

Company RSUs and Company PSUs: As of immediately prior to the Effective Time, each Company RSU and Company PSU (after giving effect to the Company PSU Achievement Calculation (as defined below)) that is outstanding and unvested will not be assumed by Parent, and as a result under the terms of the applicable Company stock plan and the Merger Agreement, will become immediately vested in full. At the Effective Time (after giving effect to such accelerated vesting), each such vested Company RSU and Company PSU will be canceled and the holder thereof will be entitled to receive an amount in cash, without interest, less any applicable tax withholding, equal to the number of Shares issuable under such Company RSU or Company PSU multiplied by the Merger Consideration (collectively, the “Company RSU Cash Consideration”). Parent will cause the Surviving Corporation to pay the Company RSU Cash Consideration at or reasonably promptly after the Effective Time, in accordance with the terms of the Merger Agreement.

•

Achievement of Company PSUs: The achievement of applicable performance metrics of each Company PSU (or portion thereof) that is outstanding and unvested for which the performance period has not been completed as of the Effective Time will, as of immediately prior to the Effective Time, be determined in good faith by the Company Board or a committee thereof in accordance with the terms of the Company PSU award agreements by multiplying the target number of Shares subject to the Company PSU by the applicable multiplier based on actual performance measured from the grant date of the applicable Company PSU through the last trading day immediately preceding the day the Effective Time occurs and using the Merger Consideration as the Company’s share price with respect to the performance goals, which are based on total shareholder return. The resulting number of Shares subject to each Company PSU will be reduced by the number of Shares, if any, earned and paid with respect to any previously completed performance periods applicable to such Company PSU. However, for any performance period that has been completed prior to the Effective Time, but for which the performance achievement has not yet been determined as of prior to the Effective Time, the Company Board or a committee thereof will determine in good faith the performance achievement and the resulting number of Shares eligible to vest on the applicable vesting date prior the Effective Time based on actual performance of the applicable performance goals as set forth under the applicable award agreement. Based on the Merger Consideration, the applicable performance metrics for all outstanding Company PSUs are expected to be achieved at the maximum level and the maximum number of Shares subject to each Company PSU is expected to be eligible to vest as of immediately prior to the Effective Time as discussed above (the “PSU Achievement Calculation”).

•

Treatment of Company ESPP: Pursuant to the Merger Agreement, the Company ESPP will terminate immediately before the Effective Time. No new participants will be permitted to enroll in the Company ESPP and current participants may not increase their payroll deductions or purchase elections from those in effect as of January 6, 2022. Except for the offering period under the Company ESPP that is in effect on January 6, 2022, which commenced on November 15, 2021 and ends on May 14, 2022 (the “Final Offering Period”), no new offering period will be commenced following January 6, 2022. If the Effective Time occurs during the Final Offering Period, the Final Offering Period will terminate on the day immediately preceding the day on which Purchaser first irrevocably accepts for purchase the Shares tendered in the Offer, and the purchase date applicable to the Final Offering Period will accelerate and occur on such date with respect to any then-outstanding purchase rights. All amounts allocated to each participant’s account under the Company ESPP at the end of the Final Offering Period will be used to purchase Shares under the terms of the Company ESPP for such Final Offering Period, and such Shares will be canceled at the Effective Time in exchange for the right to receive an amount in cash equal to such number of Shares multiplied by the Offer Price.

Representations and Warranties

This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or the Company, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by the Disclosure Schedules. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as due organization, organizational documents, good standing, qualification, power and authority;

•	capitalization;

•	subsidiaries and equity interests;

•	authority, execution, delivery and enforceability relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	SEC filings and financial statements, disclosure controls and internal controls over financial reporting and the absence of undisclosed liabilities;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of certain changes (including a Company Material Adverse Effect) since September 30, 2021;

•	tax matters;

•	labor relations;

•	employee benefits, including ERISA and certain related matters;

•	real and tangible personal property;

•	material contracts;

•	absence of litigation;

•	compliance with legal requirements (including compliance with anti-corruption and anti-bribery laws);

•	regulatory matters and permits and licenses;

•	environmental matters;

•	intellectual property;

•	privacy and security;

•	insurance;

•	brokers’ fees and expenses;

•	anti-takeover provisions;

•	opinion of the Company’s financial advisor;

•	absence of the need for a stockholder vote or consent to authorize the Merger Agreement or the Transactions; and

•	transactions involving affiliates.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” A “Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that has a material adverse effect on the business, assets, financial condition or results of operations of the Company and its subsidiaries, taken as a whole. The definition of “Company Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been a Company Material Adverse Effect:

(i)	general conditions (or changes therein) in the industries in which the Company and its subsidiaries operate;

(ii)

general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case in the United States, the European Union or elsewhere in the world;

(iii)	any change or prospective change in applicable law or generally accepted accounting principles in the United States (“GAAP”) (or the authoritative interpretation or enforcement thereof);

(iv)

geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), terrorism (including cyber terrorism), or any escalation or worsening of any such acts or threat of war (whether or not declared) or terrorism;

(v)

fires, pandemics, epidemics, disease outbreaks, quarantine restrictions, earthquakes, hurricanes, tornadoes or other natural disaster, or any escalation or worsening of any of the foregoing and including any responses to the COVID-19 pandemic;

(vi)

the failure, in and of itself, of the Company to meet any internal or external projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the Merger Agreement, or changes in the market price or trading volume of the Shares or the credit rating of the Company (though the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under such definition);

(vii)

the announcement or pendency of any of the Transactions, including any loss of or change in relationship, contractual or otherwise, with any customer, governmental entity, supplier, vendor, service provider, collaboration partner or any other business partner or departure of any employee or officer, of the Company;

(viii)	prior to the Offer Closing Time, the compliance with certain express covenants contained in the Merger Agreement;

(ix)	any action taken by the Company at Parent’s written request or with Parent’s prior written consent, in each case, after the date of the Merger Agreement; or

(x)	the identity of, or any facts or circumstances relating to, Parent, Purchaser or their respective affiliates;

except, in the case of clause (i), (ii), (iii), (iv) or (v) above, to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its subsidiaries operate.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to:

•	corporate matters, such as due organization, good standing, power and authority;

•	the formation and activities of Purchaser;

•	authority, execution, delivery and enforceability relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of broker’s fees and expenses;

•	absence of litigation;

•	ownership of securities of the Company;

•	sufficiency of funds to consummate the Offer and the Merger; and

•	arrangements with the Company directors, officers or employees.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality,” the ability to consummate the transactions contemplated by the Merger Agreement or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents (a) the consummation of the Transactions or (b) the ability of Parent or Purchaser to consummate the Transactions on or before the Outside Date.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Access to Information

From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, the Company will provide Parent and Parent’s representatives with reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company) to all of the Company’s and its subsidiaries’ properties, books and records, contracts, personnel, advisors and facilities and will furnish, as promptly as reasonably practicable, to Parent all information concerning its and its subsidiaries’ business, properties and personnel as Parent may reasonably request, subject to customary exceptions and limitations.

Conduct of Business Pending the Merger

The Company has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms it will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business and operations in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to (x) preserve intact its present business organization, (y) keep available the services of its present officers and key employees and (z) preserve its present relationships and goodwill with those having business dealings with it, except (i) as expressly permitted or required by the Merger Agreement or required by law, (ii) as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned, or delayed), and (iii) with respect to any actions taken (or not taken) in connection with any COVID-19 Responses (as defined in the Merger Agreement). In addition, the Company will not, and will cause each of its subsidiaries not to, among other things and subject to specified exceptions:

•

enter into any new line of business or enter into any agreement, arrangement or commitment that limits or otherwise restricts the Company or its affiliates, including following the Offer Closing Time, Parent and its affiliates from engaging or competing in any line of business or in any geographic area or otherwise enter into any agreements, arrangements or commitments imposing material restrictions on its assets, operations or business;

•

declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions in respect of, any of its capital stock or other equity interests, other than certain dividends by a wholly owned Company subsidiary;

•	split, combine, subdivide or reclassify any of its capital stock or equity interests;

•

repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock or equity interests or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares, equity interests or other ownership or voting interests, with certain exceptions;

•

issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock or equity interests or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares, equity interests or other ownership or voting interests, any debt entitled to vote with stockholders, or any other rights that give any person the right to receive any economic interest of a nature accruing to the holders of Shares or equity interests or other ownership or voting interests, with certain exceptions;

•	amend the certificate of incorporation or bylaws of the Company or the comparable organizational documents of any subsidiary of the Company or adopt a shareholders’ rights plan;

•

acquire (i) any business organization, any equity interest therein or all or any material portion of the assets, business or properties of any third party, except for cash consideration in an aggregate amount not over $1,000,000, or (ii) any real property or interest therein;

•

except as required by the terms of any Company benefit plan in effect on the date of the Merger Agreement, (i) adopt, enter into, establish, terminate, amend or modify any collective bargaining agreement or Company benefit plan, except as otherwise expressly permitted by this bullet, (ii) grant to any director, employee or individual service provider of the Company or its subsidiaries any increase in base compensation or severance or termination pay, (iii) pay or award, or commit to pay or award, any bonuses, transaction-related bonuses or incentive compensation, (iv) enter into any employment, retention, consulting, change in control, severance or termination agreement, with certain exceptions, (v) accelerate any rights or benefits or funding under any Company benefit plan, (vi) hire any employee or independent contractor having total annual base salary, wage rate or fee rate in excess of $175,000 or (vii) terminate (other than for cause) the employment or service of any employee or service provider, other than those who are below the level of vice president in the ordinary course of business consistent with past practice;

•

make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof) or (ii) by law, including Regulation S-X promulgated under the Securities Act;

•

sell, dispose of, lease (as lessor), license or otherwise transfer, or pledge, encumber or otherwise subject to a lien (other than certain permitted liens), any properties or assets except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business consistent with past practice, or (ii) properties or assets having a fair market value of less than $250,000 in the aggregate;

•	sell, assign, abandon, cancel, permit to lapse, license or otherwise transfer any intellectual property, with certain exceptions;

•	disclose to any third party, other than under a confidentiality agreement, any trade secret in a way that results in loss of material trade secret protection thereon, with certain exceptions;

•	except as may be required by changes in law, materially change practices or procedures related to the handling of personal information;

•

incur, assume or otherwise become liable for or modify the terms of any indebtedness for borrowed money or guarantee any such indebtedness, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person, in each case with certain exceptions;

•	make any loans, advances or capital contributions to, or investments in, any person, with certain exceptions;

•

cancel any indebtedness for borrowed money owed to the Company or any subsidiary of the Company or settle, waive, forgive or amend any claims or rights outside the ordinary course of business consistent with past practice;

•	make or agree to make any non-budgeted capital expenditure, with certain exceptions;

•

pay, discharge, settle, compromise, resolve or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a proceeding, including any proceeding initiated by the Company, with certain exceptions, or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions;

•

change any material tax election, change any annual tax accounting period, change any material method of tax accounting, file any amended material tax return, enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign law, agree to an extension or waiver of the statute of limitations with respect to income taxes or other material taxes, or settle, compromise or waive any material tax liability or refund;

•	fail to use commercially reasonable efforts to maintain in effect any material insurance policy without obtaining comparable substitute insurance coverage;

•

merge or consolidate with any person or adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

•

negotiate, amend, extend, renew, terminate or enter into, or agree to any amendment or modification of, or waive, release or assign any rights under, any Material Contract (as defined by the Merger Agreement), or any contract that would have been a Material Contract had it been entered into prior to the date of the Merger Agreement, except, in certain specified cases, in the ordinary course of business consistent with past practices; or

•	authorize, commit or agree to take any of the foregoing actions.

Reasonable Best Efforts; Notification

Each of the Company, Parent and Purchaser have agreed that prior to the Offer Closing Time, upon the terms and subject to the conditions set forth in the Merger Agreement, use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Transactions, including (i) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a proceeding by any governmental entity with respect to the Merger Agreement or the Transactions, (ii) the defending or contesting of any proceedings challenging the Merger Agreement or the consummation of the Transactions and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of the Merger Agreement. Each of Parent and the Company agreed not to enter into any agreement providing for, or consummate, any acquisition of any ownership interest or assets of any person, the effect of which would reasonably be expected to impair, materially delay or prevent any required approvals, or expiration or termination of the waiting period, under the HSR Act or any other applicable Antitrust Laws (as defined in the Merger Agreement) in connection with the Transactions. However, in no event will Parent, Purchaser, the Company or any subsidiary of the Company be required to pay or make or commit to pay or make (and without the prior written consent of Parent, none of the Company or any subsidiary of the Company shall pay or make or commit to pay or make), any fee, penalty or other consideration or any other accommodation to any third party to obtain any consent, approval or waiver in connection with the Transactions under any contract with such third party.

The parties have agreed that Parent and the Company will file with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) the Notification and Report Form required under the HSR Act relating to the Transactions as promptly as reasonably practicable (but in no event later than ten business days after the date of the Merger Agreement). Parent shall pay all filing fees under the HSR Act applicable to the Transactions. Each of Parent and the Company agreed to (i) promptly furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any filing or submission which is necessary under the HSR Act or any other applicable Antitrust Law, (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, the FTC, the DOJ and any other governmental entity regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and permit the participation of, the other party (or its outside counsel if necessary to retain confidentiality) in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable law or by the applicable governmental entity, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any governmental entity in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or conversation, (C) in the event one party is prohibited by applicable Law or by the applicable governmental entity from participating in or attending any such meeting or engaging in any such conversation, keep such party apprised with respect thereto, (D) cooperate with one another in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the Merger Agreement, the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental entity and (E) promptly furnish the other party with copies of all filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any governmental entity or members of any governmental entity’s staff, on the other hand, with respect to the Merger Agreement, the Transactions and (iv) comply with any inquiry or request from the FTC, the DOJ or any other governmental entity as promptly as reasonably practicable. The parties agreed not to extend, directly or indirectly, any waiting period under the HSR Act or any other Antitrust Law or enter into any agreement with a governmental entity to delay or not to consummate the Transactions, except with the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

Parent and Purchaser have agreed to take or cause to be taken any and all steps necessary, proper or advisable to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers or waiting period expirations or terminations under the HSR Act or any other Antitrust Law, so as to enable the parties to close the Transactions as promptly as reasonably practicable (and in any event by or before the Outside Date). Without limitation to the foregoing, Parent and Purchaser shall, to the extent necessary to obtain any clearances, consents, approvals and waivers or waiting period expirations or terminations as may be required under the HSR Act or any other Antitrust Law as promptly as reasonably practicable, and in any event by or before the Outside Date, (i) sell, license, divest or dispose of or hold separate any assets, intellectual property or businesses, (ii) terminate, amend or assign any existing relationships or contractual rights or obligations, (iii) change or modify any course of conduct regarding future operations, (iv) otherwise take any action that would limit the freedom of action with respect to, or the ability to retain, one or more businesses, assets or rights of any entity or interests therein and (v) commit to take any such action in the foregoing clauses (i), (ii), (iii) or (iv); provided, however, that notwithstanding anything in the Merger Agreement to the contrary, none of Parent, Purchaser or any subsidiary or affiliate of Parent shall be required to take any action contemplated in the foregoing clauses (i), (ii), (iii), (iv) or (v) or otherwise agree to or proffer to sell, license, divest, dispose of, hold separate or otherwise take any other action (x) with respect to Parent’s or any of its subsidiaries’ or affiliates’ ability to own or operate any assets, properties, businesses, products or rights of Parent or any of its subsidiaries or affiliates (including, for the avoidance of doubt, any securities of the Company or any subsidiary of the Company) or, except as would not have, individually or in the aggregate, a material adverse effect on the Company and the Company’s subsidiaries, taken as a whole, any assets, properties, businesses, products or rights of the Company or any subsidiary of the Company, (y) that is not conditioned on closing the Transactions, or (z) in connection with any proceeding by a person other than a governmental entity. The Company agreed to enter into one or more agreements requested by Parent to be entered into prior to the Offer Closing Time with respect to any transaction to divest, hold separate or otherwise take any action that limits the Company’s freedom of action, ownership or control with respect to, or its ability to retain or hold, directly or indirectly, any of the businesses, assets, equity interests, products or rights of the Company so long as the consummation of the transactions provided for in any such agreement are conditioned upon the closing of the Transactions. Additionally, without Parent’s prior written consent, the Company shall not offer, negotiate, commit to or effect any of the foregoing.

Employee Matters

With respect to any employee benefit plan maintained by Parent or any of its subsidiaries in which directors, officers or employees of the Company or its subsidiaries (“Company Employees”) will participate effective as of or after the Effective Time (collectively, “New Plans”), Parent has agreed to recognize all service of Company Employees for vesting, eligibility and level of benefits purposes (but not for accrual purposes, except for vacation and severance, excluding with respect to any defined benefit pension plan or post-retirement or post-termination health, medical or life insurance benefits), subject to applicable law and tax qualification requirements and except to the extent that recognizing such service would result in a duplication of benefits.

To the extent any Company Employee participates in a New Plan that is a welfare plan or arrangement following the Closing date (a “Parent Welfare Plan”), Parent and any of its subsidiaries will, to the extent permitted by applicable law and any insurer or service provider under the applicable Parent Welfare Plan, cause all (i) pre-existing condition limitations which otherwise would be applicable to such Company Employee and their covered dependents to be waived to the extent satisfied under a Company benefit plan comparable to such Parent Welfare Plan immediately before the Closing date or, if later, immediately before such Company Employee’s commencement of participation in such Parent Welfare Plan, (ii) participation waiting periods under each Parent Welfare Plan that would otherwise be applicable to such Company Employee to be waived to the same extent waived or satisfied under the Company benefit plan comparable to such Parent Welfare Plan immediately before the Closing date or, if later, immediately before such Company Employee’s commencement of participation in such Parent Welfare Plan and (iii) co-payments and deductibles paid by Company Employees in the plan year in which the Effective Time occurs to be credited for purposes of satisfying any applicable deductible or out of pocket requirement under any such Parent Welfare Plan; provided, however, that Parent’s obligations will be subject to its receipt of certain necessary information.

For any Company Employee who remains an employee of the Company following the Effective Time (each a “Continuing Employee”), Parent agreed that it will, for a period commencing at the Effective Time and ending on the earlier of (x) 12 months following the Effective Time and (y) the date on which the employment of the Company Employee terminates, provide for (i) at least the same level of base salary or base hourly wage, as applicable, that was provided to each such Continuing Employee immediately before the Effective Time, (ii) a cash incentive compensation opportunity that is at least equal (including with respect to individual target bonus levels) to that provided to each such Continuing Employee immediately before the Effective Time, (iii) employee benefits (other than equity and equity-based awards and defined benefit or non-qualified arrangements) that are no less favorable in the aggregate than the employee benefits (other than equity and equity-based awards and defined benefit or non-qualified arrangements) provided to similarly situated employees of Parent or its affiliates and (iv) and upon a termination without cause of a Continuing Employee, severance benefits that are no less favorable than (x) those provided to similarly situated employees of Parent or its affiliates, (y) as applicable, those provided pursuant to certain severance agreements set forth on the Disclosure Schedules or (z) those required by applicable law.

Parent agreed to provide any Company Employee whose employment is terminated at the Effective Time (each a “Non-Continuing Employee”) with the severance or termination payments or benefits under a formula or agreement (as applicable) described in the applicable section of Disclosure Schedules or any higher amount of severance and/or termination payments or benefits as may be required by applicable law, in each case, subject to the execution and non-revocation and effectiveness of a general release of claims by the Non-Continuing Employee unless the Non-Continuing Employee is entitled to such severance and/or termination benefits under applicable law without execution of a release of claims (such payments and benefits, the “Transaction Severance Benefits”). The Company and Parent or any subsidiary of Parent will also use reasonable best efforts and take any action reasonably necessary and appropriate to mitigate and/or minimize the impact of the tax consequences of Section 280G of the Code, as applicable.

Before the Effective Time, the Company will take such actions as Parent may reasonably request to enable the Surviving Corporation to effect such actions relating to the Company’s 401(k) plan (the “401(k) Plan”) and any Company benefit plan that is subject to Section 409A of the Code as Parent may deem necessary or appropriate, including amending and/or terminating the 401(k) Plan or any such other plan before the Effective Time, subject to the terms of the applicable plan and applicable law and provided that such action does not preclude the immediate participation of the Company Employees in any successor 401(k) plan or other replacement plan.

Nothing contained in the Merger Agreement will be treated as an amendment of any particular Company benefit plan, give any third party including and Company Employee any right to enforce the provisions of the employee matters section of the Merger Agreement or require Parent or any of its affiliates to retain the employment of any particular Company Employee.

Directors’ and Officers’ Indemnification and Insurance

Parent has agreed that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses with respect thereto) existing as of the date of the Merger Agreement in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director or officer of the Company (each, an “Indemnified Party”) as provided in the certificate of incorporation of the Company, the bylaws of the Company or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the date of the Merger Agreement and that has been made available to Parent (i) shall be assumed by the Surviving Corporation, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of acts or omissions occurring at or prior to the Effective Time and (iv) for a period of six years following the date of the Merger Agreement, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party with respect to acts or omissions occurring at or prior to the Effective Time. Parent has agreed that it shall ensure that the Surviving Corporation complies with and honors the foregoing obligations.

Each of the Company, Parent and Purchaser have agreed that at or prior to the Effective Time, the Company may, in consultation with Parent, obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, covering each Indemnified Party and containing terms and conditions that are in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the date of the Merger Agreement (the “Existing D&O Policies”); provided that the maximum aggregate premium for such “tail” insurance policies shall not exceed 300% of the aggregate annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies. If such “tail” insurance policies have been obtained by the Company, Parent has agreed that it shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Parent has agreed that it shall, at its election, either purchase such “tail” insurance policies or maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time; provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate premium for any such “tail” insurance policy or an aggregate annual premium for the Existing D&O Policies in excess of 300% of the annual premium payable by the Company for coverage for its current fiscal year under the Existing D&O Policies, and if the premium of such insurance coverage exceeds such amount, Parent or the Surviving Corporation shall be obligated to obtain the most advantageous policy available for an premium equal to such amount.

Fees and Expenses

The Company has agreed to pay Parent a termination fee of $108,700,000 (the “Company Termination Fee”) if the Merger Agreement is validly terminated:

•

by Parent, if: (i) an Adverse Recommendation Change (as defined below) has occurred, (ii) following the commencement of any tender or exchange offer relating to the securities of the Company, the Company fails to recommend within ten business days of such commencement that the holders of such securities reject such tender or exchange offer and not tender any securities into such tender or exchange (which recommendation shall be set forth in a Schedule 14D-9 filed with the SEC pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act within such ten business day period), (iii) following the public disclosure of a Company Takeover Proposal (as defined below), the Company fails to publicly reaffirm the Company Board Recommendation (as defined in the Merger Agreement) within ten business days (or, if earlier, by the close of business on the business day preceding the then scheduled Expiration Time) after receipt of any written request to do so from Parent (which request may only be made in the event a Company Takeover Proposal has been publicly disclosed, and only once with respect to any such Company Takeover Proposal provided that any change to the financial terms or any other material terms of any such Company Takeover Proposal shall constitute a new Company Takeover Proposal for this purpose) or (iv) the Company or the Company Board (or any committee thereof) intentionally breaches certain specified covenants of the Merger Agreement; or

•	by the Company, to accept and enter into a definitive written agreement providing for a Superior Company Proposal (as defined below).

The Company has further agreed to pay to Parent the Company Termination Fee on the date no later than two business days after the earlier of the consummation of a Company Takeover Proposal or the date of entry into a definitive agreement with respect to a Company Takeover Proposal in the event that (A) the Merger Agreement is validly terminated by (x) Parent or the Company pursuant to the provision of the Merger Agreement permitting termination if the Offer Closing Time shall not have occurred before the Outside Date (provided that in the case of termination by the Company, at the time of such termination Parent would not be prohibited from terminating the Merger Agreement pursuant such provision of the Merger Agreement), (y) Parent pursuant to as a result of a breach of a covenant or agreement by the Company or (z) Parent or the Company if (subject to certain conditions), at the Expiration Time, any of the Offer Conditions shall not have been satisfied and Parent is not required to, and does not, extend the Offer, and, in the case of this clause (z), at the final Expiration Time immediately preceding such termination, all Offer Conditions (other than the Minimum Tender Condition and the Offer Condition relating to Parent’s receipt of a certificate from the Company to the effect that certain Offer Conditions do not exist and have not occurred, which only need to be capable of being satisfied) had been satisfied or waived, (B) following the date of the Merger Agreement and prior to such termination, a Company Takeover Proposal shall have been publicly disclosed or shall have otherwise become publicly known (and not publicly withdrawn prior to the time of such termination) or is otherwise known to the Company Board and (C) within 12 months after such termination, the Company or any subsidiary of the Company either (1) consummates a Company Takeover Proposal or (2) enters into a definitive agreement with respect to a Company Takeover Proposal; provided that for all purposes of this section of the Merger Agreement, references to “15%” in the meaning of the term “Company Takeover Proposal” shall be deemed to be references to 50%.

Each of the Company, Parent and Purchaser have agreed that all payments with respect to the foregoing provisions of the Merger Agreement shall be made by the Company to Parent by wire transfer of immediately available funds to an account designated in writing by Parent. In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

If the Company fails to pay in a timely manner the Company Termination Fee due pursuant to the foregoing provisions of the Merger Agreement and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee, the Company has agreed that it shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the prime rate of Citibank, N.A. in effect from time to time from the date such payment was required to be made under the Merger Agreement through the date such payment was actually received.

Except as otherwise specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer or the Merger is consummated.

Transfer Taxes

Except as provided in the Merger Agreement regarding payment procedure applicable in the event of certain unregistered transfers of Shares, all stock transfer, real estate transfer, documentary, stamp, recording and other similar taxes (including interest, penalties and additions to any such taxes) imposed on the Transactions shall be paid by the Surviving Corporation.

Stockholder Litigation

Until the termination of the Merger Agreement in accordance its terms, the Company has agreed to provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any proceedings brought by or on behalf of one or more stockholders of the Company, relating to the Transactions. The Company has agreed to consult with Parent regarding the defense of such proceedings, and Parent shall have a right to participate in such defense. The Company agreed not to enter into, agree to or disclose any settlement with respect to such proceedings without Parent’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. The Company shall notify Parent promptly of the commencement or threat of any proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such proceedings.

Rule 14d-10 Matters

The Company has agreed that prior to the Expiration Time, the compensation committee of the Company Board shall cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any and all employment compensation, severance or other employee benefit arrangements that have been, or after the date of the Merger Agreement will be, entered into by Parent, any affiliate of Parent, the Company or any subsidiary of the Company with current or future directors, officers or employees of the Company or any subsidiary of the Company (including any amendment or modification thereto).

Section 16 Matters

The Company agreed it will take all reasonable steps as may be required to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities) in connection with the Merger Agreement or the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Purchaser and Surviving Corporation Compliance

Parent has agreed to cause Purchaser or (after the Effective Time) the Surviving Corporation, as applicable, to comply with all of its respective obligations under the Merger Agreement.

Stock Exchange De-listing

Each of the Company, Parent and Purchaser have agreed that the Surviving Corporation shall cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Indentures; Capped Calls

The Company has agreed that it shall timely provide or cause to be provided, in accordance with the Convertible Senior Notes Indentures (as defined in the Merger Agreement), to the trustee under the Convertible Senior Notes Indentures, any notices, announcements, supplemental indenture, certificates or legal opinions required by the applicable Convertible Senior Notes Indenture to be provided in connection with the Transactions prior to the Effective Time and shall reasonably cooperate with Parent in connection with any tender offer, conversion or other repayment of the Company’s convertible senior notes pursuant to the Convertible Senior Notes Indentures. The Company has agreed to give Parent and its counsel reasonable opportunity to review and comment on any such notices, announcements, supplemental indentures, certificates or legal opinions in each case before such document is provided to such trustee, and to give reasonable and good faith consideration to any such comments. The Company has agreed that it shall consult with Parent prior to making (or being deemed to make) any election with respect to any settlement method in connection with any conversions of any of the Company’s convertible senior notes.

The Company has agreed that it shall comply with all of its obligations in connection with the Capped Call Transactions (as defined in the Merger Agreement). The Company shall promptly provide notice to Parent of any communications from any counterparty to any Capped Call Transactions in connection with any such amendments or determinations. The Company has agreed that prior to the Effective Time, the Company will, at Parent’s request, use commercially reasonable efforts to cooperate with Parent so that the Capped Calls Transactions are terminated, exercised, settled and/or canceled at or as promptly as practicable following the Effective Time. The Company has agreed that it will, and will cause its Representatives (as defined in the Merger Agreement) to, cooperate with Parent in connection with any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions with respect to any settlement in connection with the Capped Call

Transactions; provided that the Company shall not be required to enter into any agreements unless such agreements are subject to the occurrence of the Effective Time. The Company has agreed that it will not, and will cause its representatives not to, without Parent’s prior written consent (i) make or agree to any amendments, modifications or other changes to the terms of the Capped Call Documentation (as defined in the Merger Agreement), (ii) exercise any right it may have to terminate, or the early settlement of, any of the Capped Call Transactions or (iii) other than as described in the applicable terms of the Merger Agreement, enter into any discussions, negotiations or agreements with the counterparties to the Capped Call Transactions with respect to any of the foregoing.

Notification of Certain Matters

Each of the Company, Parent and Purchaser have agreed that each party shall use commercially reasonable efforts to give prompt notice to the other parties of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, could reasonably be expected to cause any Offer Condition not to be satisfied and (b) any notice or other communication from any third person alleging that the consent of such third person is required in connection with the Transactions.

Takeover Laws

The parties agreed that if any Takeover Law (as defined in the Merger Agreement) becomes or is deemed to become applicable to the Company or the Transactions, then the Company Board shall take such actions within its control as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise take such actions within its control as are necessary to eliminate or minimize the effects of any such Takeover Law on such Transactions.

No Solicitation

The Company agreed that immediately after the execution of the Merger Agreement, except as described below, the Company shall, and shall cause the its subsidiaries to, and shall instruct (and shall use reasonable best efforts to cause) the Company’s and its subsidiaries’ representatives to, cease and cause to be terminated any activities, solicitations, discussions or negotiations with any person (or such person’s representatives) other than Parent, Purchaser or their respective representatives with respect to a Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal.

Except as described below, prior to the Offer Closing Time, the Company has agreed that it shall not, and shall cause its subsidiaries not to, and the Company shall not authorize or instruct any of the Company’s or its subsidiaries’ representatives to (and shall use reasonable best efforts to cause the Company’s and its subsidiaries’ representatives not to) directly or indirectly:

(i)

initiate, solicit or knowingly encourage the making, submission or announcement of any Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal;

(ii)

engage in discussions or negotiations with any person with respect to a Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal (though the foregoing shall not prohibit the Company or the Company’s representatives from making such person aware of the restrictions in the Merger Agreement in response to the receipt of a Company Takeover Proposal);

(iii)

enter into any binding or non-binding merger agreement, letter of intent, term sheet, agreement in principle, memorandum of understanding, share purchase agreement, asset purchase agreement, share exchange agreement, partnership agreement, joint venture agreement or other agreement relating to, or that would reasonably be expected to lead to, a Company Takeover Proposal (other than an Acceptable Confidentiality Agreement, as defined below) (an “Alternative Acquisition Agreement”) or enter into any contract or agreement requiring the Company to abandon, terminate or fail to consummate the Transactions;

(iv)

terminate, waive, amend or modify any provision of, or grant permission under, any confidentiality or standstill or similar agreement to which the Company or any of the subsidiaries of the Company is a party;

(v)

furnish to any person (other than to Parent, Purchaser or any designees of Parent or Purchaser) any information relating to the Company or any of subsidiaries of the Company or afford to any person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or any of the subsidiaries of the Company (other than Parent, Purchaser or any designees of Parent or Purchaser), in any such case to induce the making, submission or announcement of, or to knowingly encourage, facilitate or assist, any Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal;

(vi)

take any other action to knowingly facilitate or assist any Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal; or

(vii)	resolve or agree to take any of the foregoing actions.

Notwithstanding anything in the Merger Agreement to the contrary, at any time following the date of the Merger Agreement and prior to the Offer Closing Time, in response to a written Company Takeover Proposal received after the date of the Merger Agreement that did not result from a material breach of the terms thereof (a “Qualifying Company Takeover Proposal”) that the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) constitutes, or would reasonably be expected to result in, a Superior Company Proposal, the Company and the Company’s Representatives shall be permitted to (i) furnish to the person that has made the Qualifying Company Takeover Proposal (and such person’s representatives) information relating to the Company and its subsidiaries and/or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of the subsidiaries of the Company, in each case only if the Company has in place or first enters into an Acceptable Confidentiality Agreement with such person that made the Qualifying Company Takeover Proposal, and (ii) engage or participate in discussions or negotiations with the person (or such person’s representatives) that has made the Qualifying Company Takeover Proposal.

The Company has agreed that it shall promptly (and in any event within one business day) (i) provide Parent written notice of the receipt by the Company or any subsidiary of the Company (or any of their respective representatives) of any Company Takeover Proposals or any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to or that would reasonably be expected to lead to a Company Takeover Proposal or any requests for information, or any negotiations sought to be initiated or continued related to the foregoing, (ii) disclose to Parent the terms of any such Company Takeover Proposal, including the identity of the person making such Company Takeover Proposal, or any such inquiry, proposal, offer, request or contact, (iii) provide to Parent complete unredacted copies of any correspondence, proposals, indications of interest and draft and final agreements (including schedules, exhibits and any other written materials related thereto (including financing commitments)) and any comments thereon exchanged between the Company, any of the subsidiaries of the Company or any of their respective representatives, on the one hand, and the person (or any of its representatives) making such Company Takeover Proposal or any such inquiry, proposal, offer, request or contact, on the other hand, and (iv) provide or make available to Parent any information concerning the Company or any of the subsidiaries of the Company provided or made available by the Company, any subsidiary of the Company or any of their respective representatives to such person (or any of its representatives) to the extent such information was not previously provided or made available to Parent. The Company will keep Parent reasonably informed on a reasonably prompt basis (and in any event within one business day) of any significant developments with respect to any such Company Takeover Proposal (and any subsequent material amendments or modifications thereto) or any such inquiry, proposal, offer, request or contact.

The Company has agreed that, except as described below, prior to the Offer Closing Time, neither the Company Board nor any committee thereof shall (i) (1) withdraw, change, amend, modify or qualify or publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (2) fail to include the Company Board Recommendation in the Schedule 14D-9 or (3) approve, adopt, endorse, or recommend to the stockholders of the Company, or publicly propose to approve, adopt, endorse, declare advisable or recommend to the stockholders of the Company, any Company Takeover Proposal (any such action, an “Adverse Recommendation Change”) or (ii) authorize, cause or permit the Company or any of the subsidiaries of the Company to enter into any Alternative Acquisition Agreement.

Notwithstanding anything in the Merger Agreement to the contrary, prior to the Offer Closing Time, the Company Board may (x) effect an Adverse Recommendation Change and (y) cause the Company to terminate the Merger Agreement pursuant to its terms, if (i) the Company receives a Qualifying Company Takeover Proposal that the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) is a Superior Company Proposal and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to effect such Adverse Recommendation Change and cause the Company to terminate the Merger Agreement pursuant its terms to accept such Superior Company Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law; provided that the Company Board may not effect such Adverse Recommendation Change and cause the Company to terminate the Merger Agreement pursuant its terms to accept such Superior Company Proposal unless:

(i)

the Company shall have provided prior written notice to Parent, at least four business days in advance (the “Superior Company Proposal Notice Period”), of its intention to effect such Adverse Recommendation Change and cause the Company to terminate the Merger Agreement pursuant to its terms to accept such Superior Company Proposal (which notice itself shall not constitute an Adverse Recommendation Change), which notice shall specify the material terms and conditions of such Superior Company Proposal and the identity of the person or group making such Superior Company Proposal, and shall have contemporaneously with such notice provided Parent a copy of the relevant proposed definitive transaction agreements with the person making such Superior Company Proposal, including any related financing or other agreements;

(ii)

if requested by Parent, the Company shall have negotiated with, and shall have caused the Company’s representatives to negotiate with, Parent and its representatives in good faith during the Superior Company Proposal Notice Period in order to enable Parent to modify the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action (and in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal);

(iii)

either (A) Parent shall not have, prior to the expiration of the Superior Company Proposal Notice Period, made a written offer to modify the terms of the Merger Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) (i) the Company Board (after consultation with its independent financial advisors and outside legal counsel) shall have determined in good faith, after considering the terms of any written offer by Parent to modify the terms of the Merger Agreement, that such Superior Company Proposal still constitutes a Superior Company Proposal (it being understood and agreed that any change to the financial or other material terms of an Company Takeover Proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above, but with respect to any such subsequent notices the Superior Company Proposal Notice Period shall be deemed to be two business days rather than four business days) and (ii) the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to make an Adverse Recommendation Change and cause the Company to terminate the Merger Agreement pursuant to its terms to accept such Superior Company Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law; and

(iv)	the Company will have validly terminated (or shall concurrently terminate) the Merger Agreement, including paying the Company Termination Fee, in accordance with its terms.

Notwithstanding anything in the Merger Agreement to the contrary, prior to the Offer Closing Time, the Company Board may effect an Adverse Recommendation Change in response to an Intervening Event (as defined below) if the Company Board determines in good faith (after consultation with its independent financial advisor and outside legal counsel) that its failure to effect such Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law; provided that the Company Board may not effect such Adverse Recommendation Change unless:

(i)

the Company shall have provided prior written notice to Parent, at least four business days in advance (the “Intervening Event Notice Period”), of its intention to effect such Adverse Recommendation Change (which notice itself shall not constitute an Adverse Recommendation Change), which notice shall specify the details of such Intervening Event and the basis upon which the Company Board intends to effect an Adverse Recommendation Change;

(ii)

if requested by Parent, the Company shall have negotiated with, and shall have caused the Company’s representatives to negotiate with, Parent and its representatives in good faith during the Intervening Event Notice Period in order to enable Parent to modify the terms of the Merger Agreement in such a manner that would eliminate the need for taking such action; and

(iii)

either (A) Parent shall not have, prior to the expiration of the Intervening Event Notice Period, made an written offer to modify the terms of the Merger Agreement that would, upon the Company’s acceptance thereof, be binding on Parent or (B) the Company Board (after consultation with its independent financial advisor and outside legal counsel) shall have determined in good faith, after considering the terms of any written offer by Parent to modify the terms of the Merger Agreement, that the failure to make an Adverse Recommendation Change in response to such Intervening Event would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law; and

(iv)	and the Company will have validly terminated (or shall concurrently terminate) the Merger Agreement in accordance the terms of the Merger Agreement, including paying the Company Termination Fee.

Each of the Company, Parent and Purchaser have agreed that nothing contained in the Merger Agreement shall prohibit the Company Board from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9, including any “stop-look-and-listen” communication to stockholders of the Company, (ii) making any disclosure to the stockholders of the Company if the Company Board determines in good faith (after consultation with its outside legal counsel) that its failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law or (iii) making a factually accurate public statement that describes the Company’s receipt or review of an Company Takeover Proposal, the terms thereof and the identity of the person making such Company Takeover Proposal, and the operation of the Merger Agreement with respect thereto; provided that any such communication, statement or disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) that does not include an express reaffirmation of the Company Board Recommendation shall be deemed to be an Adverse Recommendation Change, and that nothing in the foregoing clause shall (x) permit the Company Board or any committee thereof to make an Adverse Recommendation Change other than in compliance with the Merger Agreement as described above or (y) otherwise affect, modify or supplement the definition of Adverse Recommendation Change (or the consequences thereof under the Merger Agreement).

(j)	For purposes of this summary of the Merger Agreement:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the confidentiality letter agreement dated December 12, 2021 between the Company and Parent, as amended (provided that no such confidentiality agreement will be required to include any standstill or similar provision).

“Company Takeover Proposal” means any inquiry, proposal or offer from any person or group (other than Parent and its subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 15% or more of the assets of the Company and the its subsidiaries, taken as a whole, or (B) 15% or more of the aggregate voting power of the capital stock of the Company, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any person or group (or the stockholders of any person) beneficially owning, directly or indirectly, 15% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (iii) any combination of the foregoing.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company that (i) was not known or reasonably foreseeable by the Company Board as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable), (ii) becomes known or reasonably foreseeable to the Company Board prior to the Offer Closing Time and (iii) does not relate to or constitute a Company Takeover Proposal or any inquiry, proposal or offer relating to or that would reasonably be expected to lead to a Company Takeover Proposal.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the date of the Merger Agreement that did not result from or arise in connection with a material breach of the above referenced provisions of the Merger Agreement and that if consummated would result in a person or group (or the stockholders of any person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more of the assets of the Company and the its subsidiaries, taken as a whole, on terms and conditions which the Company Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, are more favorable to the stockholders of the Company than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent and any fees to be paid by the Company for terminating the Merger Agreement).

“Wherever the term “group” is used in the above section, it is used as defined in Rule 13d-5 under the Exchange Act.

Termination

The Merger Agreement may be validly terminated at any time prior to the Offer Closing Time:

(i)	by mutual written consent of Parent and the Company;

(ii)	by either Parent or the Company:

(1)

if the Offer Closing Time shall not have occurred on or before 11:59 p.m., Eastern time, on July 6, 2022 (the “Outside Date”); provided that if as of the Outside Date, the Offer Condition set forth in clause (b) of Exhibit A to the Merger Agreement is not satisfied but all of the other Offer Conditions shall have been satisfied or waived (other than the Minimum Tender Condition and the Offer Condition relating to Parent’s receipt of a certificate from the Company to the effect that certain Offer Conditions do not exist and have not occurred (which only need to be capable of being satisfied)) and the Offer Condition set forth in clause (b) of Exhibit A to the Merger Agreement remains capable of being satisfied, the Outside Date may be extended by Parent or the Company by written notice to the other party delivered on or prior to the Outside Date, on up to two occasions, by a period of 90 days per extension (and in the case of such extension, any reference to the Outside Date would be a reference to the Outside Date so extended); provided, further, that such termination or extension shall not be available to any party whose breach or failure to perform any of its obligations under the Merger Agreement has been the primary cause of the failure of the Offer Closing Time to occur on or before the Outside Date; or

(2)

if any judgment, order, injunction or decree of any government entity issued, or other legal restraint or prohibition imposed, in each case, by any government entity of competent jurisdiction or any statute, law (including controlling common law), ordinance, rule or regulation of any governmental entity permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the right to terminate the Merger Agreement pursuant to the foregoing clause shall not be available to any party whose breach of the Merger Agreement has been the primary cause of, or resulted in, the events specified therein;

(iii)

by Parent if the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would result in the failure of any of the conditions set forth in clause (ii) or (iv) of Exhibit A to the Merger Agreement and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company by Parent of such breach or failure to perform and (y) the Outside Date (provided that Parent is not then in material breach of any covenant or agreement contained in the Merger Agreement);

(iv)

by Parent if (i) an Adverse Recommendation Change has occurred, (ii) following the commencement of any tender or exchange offer relating to the securities of the Company, the Company fails to recommend within ten business days of such commencement that the holders of such securities reject such tender or exchange offer and not tender any securities into such tender or exchange (which recommendation shall be set forth in a Schedule 14D-9 filed with the SEC pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act within such ten business day period), (iii) following the public disclosure of a Company Takeover Proposal, the Company fails to publicly reaffirm the Company Board Recommendation within ten business days (or, if earlier, by the close of business on the business day preceding the then-scheduled Expiration Time) after receipt of any written request to do so from Parent (which request may only be made in the event a Company Takeover Proposal has been publicly disclosed, and only once with respect to any such Company Takeover Proposal provided that any change to the financial terms or any other material terms of any such Company Takeover Proposal shall constitute a new Company Takeover Proposal for this purpose) or (iv) the Company or the Company Board (or any committee thereof) intentionally breaches certain specified covenants of the Merger Agreement;

(v)

by the Company, if (i) Purchaser fails to commence the Offer in violation of the terms of the Merger Agreement (other than due to a violation by the Company of certain obligations under the Merger Agreement), (ii) Purchaser shall have terminated the Offer prior to the Expiration Time (as extended and re-extended in accordance with the Merger Agreement), other than in accordance with the Merger Agreement or (iii) all of the Offer Conditions have been satisfied or waived as of immediately prior to the Expiration Time and the Offer Closing Time shall not have occurred within five business days following the Expiration Time;

(vi)

by the Company if Parent or Purchaser breaches or fails to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement (without regard to any qualifications or exceptions contained therein as to materiality or Parent Material Adverse Effect), which breach or failure to perform (i) had or would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) has not been cured prior to the earlier of (x) 30 days after the giving of written notice to Parent or Purchaser by the Company of such breach or failure to perform and (y) the Outside Date (provided that the Company is not then in material breach of any covenant or agreement contained in the Merger Agreement);

(vii)

by the Company, to accept and enter into a definitive written agreement providing for a Superior Company Proposal if (i) the Company Board has complied in all material respects with its obligations under the Merger Agreement in respect of such Superior Company Proposal and (ii) the Company has paid, or simultaneously with the termination of the Merger Agreement pays, the Company Termination Fee; or

(viii)

by Parent or the Company if, at the Expiration Time, any of the conditions set forth in Exhibit A to the Merger Agreement shall not have been satisfied and Parent is not required to, and does not, extend the Offer pursuant to the Merger Agreement (provided that the party seeking such termination is not then in material breach of any covenant or agreement contained in the Merger Agreement).

Effect of Termination

Each of the Company, Parent and Purchaser have agreed that in the event of termination of the Merger Agreement by either the Company or Parent as described above, the Merger Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Purchaser, on the one hand, or the Company, on the other hand (except to the extent that such termination results from the intentional breach by a party of any representation, warranty, covenant or agreement set forth in the Merger Agreement, in which case such party shall be liable to the other party for damages), other than as specified in the terms of the Merger Agreement (including as applicable, with respect to any Company Termination Fee).

Specific Enforcement

The parties have acknowledged and agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. Each of the Company, Parent and Purchaser have accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions of the Merger Agreement.

Offer Conditions

The Offer Conditions are described in Section 13—“Conditions of the Offer.”

Non-Disclosure Agreement

On December 12, 2021, Parent and the Company entered into the Non-Disclosure Agreement, pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Parent’s and the Company’s obligations with respect to confidential information under the Non-Disclosure Agreement survive termination or expiration of the Non-Disclosure Agreement, and will expire three years after the date of the Non-Disclosure Agreement. The Non-Disclosure Agreement includes (i) an employee non-solicitation provision and (ii) a standstill provision, each subject to certain exceptions and expiring twelve months after the date of the Non-Disclosure Agreement.

This summary does not purport to be complete and is qualified in its entirety by reference to the Non-Disclosure Agreement, which is filed as Exhibit (d)(2) to the Schedule TO and is incorporated by reference herein.

12.	Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent has, or will have, available to it sufficient funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. Parent and Purchaser estimate that the total amount of funds required to consummate the Offer and the Merger (including payments for options, restricted stock units, performance stock units and payments in respect of the Company’s convertible notes, net of cash on hand of the Company and its subsidiaries) pursuant to the Merger Agreement and to purchase all of the Shares pursuant to the Offer and the Merger Agreement will be approximately $3.09 billion at or prior to the Closing. Parent and Purchaser anticipate funding such cash requirements from a combination of sources, including (a) available cash and cash equivalents of Parent and its subsidiaries and (b) debt financings.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) if we consummate the Offer, we will acquire all remaining Shares for the same price in the Merger, and (iv) Parent will have, and will arrange for us to have, sufficient funds to purchase all Shares validly tendered in the Offer, and not properly withdrawn, to acquire the remaining outstanding Shares in the Merger on the terms set forth in this Offer to Purchase.

13.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer is subject to the satisfaction of the conditions set forth below (collectively, the “Offer Conditions”).

Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) (a) unless the Minimum Tender Condition and the Antitrust Condition are satisfied at the Expiration Time or (b) if, at the then-scheduled Expiration Time, any of the following conditions exists:

(a)

there shall be any judgment, order, injunction or decree of any government entity issued, or other legal restraint or prohibition imposed, in each case, by any government entity of competent jurisdiction or any statute, law (including controlling common law), ordinance, rule or regulation of any governmental entity in effect preventing or prohibiting the consummation of the Offer or the Merger;

(b)

(1)

any of the representations and warranties of the Company set forth in Article III of the Merger Agreement (other than those set forth in Sections 3.01 (Organization, Standing and Power), 3.02(a), (b) (first sentence only), (c) and (e) (Capital Structure), 3.04 (Authority; Execution and Delivery; Enforceability), 3.05(a)(i) (No Conflicts, Consents), 3.08(a) (Absence of Changes or Events), 3.20 (Brokers and Other Advisors), 3.21 (No Rights Agreement; Antitakeover Provisions), 3.22 (Opinion of Financial Advisors) and 3.23 (No Vote Required)) shall not be true and correct at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”),

(2)

any of the representations and warranties of the Company set forth in Sections 3.01 (Organization, Standing and Power), 3.20 (Brokers and other Advisors) and 3.22 (Opinion of Financial Advisors) of the Merger Agreement shall not be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality”),

(3)

any of the representations and warranties of the Company set forth in Section 3.02(a), (b) (first sentence only), (c) and (e) (Capital Structure) of the Merger Agreement shall not be true and correct other than in de minimis respects at and as of the date of the Merger Agreement and at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date);

(4)

any of the representations and warranties of the Company set forth in Sections 3.04 (Authority; Execution and Delivery; Enforceability), 3.05(a)(i) (No Conflicts, Consents), 3.08(a) (Absence of Changes or Events), 3.21 (No Rights Agreement; Antitakeover Provisions) and 3.23 (No Vote Required) of the Merger Agreement shall not be true and correct in all respects at and as of such time;

(c)

since the date of the Merger Agreement, there shall have been any change, event, condition, development, circumstance, state of facts, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(d)	the Company shall have failed to perform in all material respects all obligations to be performed by it as of such time under the Merger Agreement;

(e)

Parent shall have failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (b), (c) and (d) immediately above do not exist and have not occurred; or

(f)	the Merger Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Purchaser in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by Parent or Purchaser). The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

14.	Dividends and Distributions.

The Merger Agreement provides that without the prior written consent of Parent, the Company will not, between the date of the Merger Agreement and the Effective Time, declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions in respect of, any of its capital stock, equity interests or other ownership or voting interests (including the Shares). See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements—Summary of the Merger Agreement and Certain Other Agreements—Conduct of Business Pending the Merger.”

15.	Certain Legal Matters; Regulatory Approvals.

General

Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the SEC and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental body or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s or Parent’s business or that certain parts of the Company’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

Antitrust

Under the HSR Act, and the rules and regulations promulgated thereunder by the FTC, certain transactions having a value above specified thresholds may not be consummated until specified information and documentary materials (the “Premerger Notification and Report Forms”) have been furnished for review to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of the Premerger Notification and Report Forms concerning the Offer (and the Merger) by Parent, on behalf of Purchaser, with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger promptly, but in no event later than ten business days from the date of the Merger Agreement. On January 21, 2022, the Company and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division. Under the HSR Act, the required waiting period will expire at 11:59 pm, Eastern Time on February 7, 2022, unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer (and the Merger) would be extended for an additional period of 10-calendar days following the date of Parent’s substantial compliance with that request, unless the FTC terminated the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. In practice, complying with a Second Request can take a significant period of time. If the HSR Act waiting period expired or was terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns 50% or more of the outstanding Shares at the time of the Merger.

The FTC and the Antitrust Division frequently scrutinize the legality of transactions under the U.S. antitrust laws, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, the divestiture of such Shares, or the divestiture of substantial assets of Parent, Purchaser, the Company or any of their respective subsidiaries or affiliates or requiring other relief. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer.

Based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, Parent and Purchaser believe that no mandatory antitrust premerger notification filing is required outside the United States and approval of any non-U.S. antitrust authority is not a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which the Company is engaged, Parent and Purchaser believe that the acquisition of Shares in the Offer (and the Merger) would not violate applicable antitrust laws. Nevertheless, Parent and Purchaser cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 13—“Conditions of the Offer.”

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates an offer for all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that the Company will not be required to submit the adoption of the Merger Agreement to a vote of its stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and the Company will take all necessary and appropriate action to effect the Merger promptly without a meeting of stockholders of the Company in accordance with Section 251(h) the DGCL. See Section 11—“Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements.”

State Takeover Laws

A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company has represented to us in the Merger Agreement that it has taken all actions necessary or appropriate to exempt the execution, delivery, and performance of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement from Section 203 of the DGCL, and that (assuming the accuracy of certain representations and warranties of Parent under the Merger Agreement) no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar anti-takeover laws apply or will apply to the Company pursuant to the Merger Agreement or the Transactions. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, Merger, or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive in lieu of the consideration payable in the Offer a cash payment equal to the “fair value” of their Shares, together with a fair rate of interest, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL. If you choose to exercise your appraisal rights in connection with the Merger and you properly demand and perfect such rights in accordance with Section 262 of the DGCL, you may be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the per Share price to be paid in the Merger. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, the stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law, including without limitation, Section 262 of the DGCL, a copy of which is included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The foregoing summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company stockholders exercise appraisal rights under Section 262 of the DGCL.

If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

“Going Private” Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of the Company (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Legal Proceedings Relating to the Tender Offer

None.

16.	Fees and Expenses.

Parent has retained the Depositary and the Information Agent in connection with the Offer. The Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous.

The Offer is being made to all holders of the Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Parent and Purchaser have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 8—“Certain Information Concerning the Company—Available Information.”

The Offer does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. Any solicitation of proxies which Purchaser or any of its affiliates might seek would be made only pursuant to separate proxy materials complying with the requirements of Section 14(a) of the Exchange Act.

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be an agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Stryker Corporation

Voice Merger Sub Corp.

January 25, 2022

SCHEDULE A

INFORMATION RELATING TO PARENT AND PURCHASER

1. Directors and Executive Officers of Parent.

The following table sets forth information about the directors and executive officers of Parent as of January 25, 2022.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
Mary K. Brainerd United States of America Director	Ms. Brainerd has served as one of Stryker’s directors since 2017. Ms. Brainerd served as President and Chief Executive Officer of HealthPartners, the largest consumer-governed, nonprofit healthcare organization in the United States, from 2002 to May of 2017, when she retired. She also held various leadership roles with HealthPartners from 1992 to 2002. Prior to joining HealthPartners, Ms. Brainerd held various leadership roles with Blue Cross and Blue Shield of Minnesota from 1984 to 1992. Ms. Brainerd also serves on the board of directors of Bremer Financial Corporation, a privately-held regional financial services company, Securian Financial, a privately-held provider of insurance, investment and retirement solutions, and the Opus Group, a privately-held commercial real estate developer. Additionally, Ms. Brainerd serves as Vice Chair of the American Public Media Group. The address of HealthPartners is 8170 33rd Avenue S., Bloomington, MN 55425.

Giovanni Caforio United States of America Director	Mr. Caforio has served as one of Stryker’s directors since 2020. He has served as Chief Executive Officer of Bristol-Myers Squibb, a global biopharmaceutical company, since 2015 and as Chairman of the Bristol-Myers Squibb board of directors since 2017. Previously, Mr. Caforio held various leadership roles with Bristol Myers Squibb from 2000 to 2015. The address of Bristol-Myers Squibb is 430 E. 29th Street, 14th Floor, New York, NY 10016.

Srikant M. Datar United States of America Director	Dr. Datar has served as one of Stryker’s directors since 2009. He was appointed Dean of Harvard Business School and George F. Baker Professor of Administration in January 2021. Previously, Dr. Datar served as the Arthur Lowes Dickinson Professor at the Graduate School of Business Administration of Harvard University from 1996 to 2020. Dr. Datar also serves on the boards of directors of ICF International, Inc., a management, technology and policy consulting firm, and of T-Mobile US, Inc., a provider of wireless voice, messaging and data services. The address of the Graduate School of Business Administration of Harvard University is 1350 Massachusetts Ave., Suite 350, Cambridge, MA 02138.

Allan C. Golston United States of America Director	Mr. Golston has served as one of Stryker’s directors since 2011. He has served as President, United States Program for the Bill & Melinda Gates Foundation since 2006. Previously, Mr. Golston was Chief Financial and Administrative Officer of the Bill & Melinda Gates Foundation from 2000 to 2006. Mr. Golston is also a director of Harley-Davidson, Inc., a manufacturer of motorcycles and accessories. The address of the Bill & Melinda Gates Foundation is 500 Fifth Avenue North, Seattle, WA 98109.

Kevin A. Lobo United States of America President; Chief Executive Officer; Director	Mr. Lobo has been Chair of the Board since July 2014 and has served as the Chief Executive Officer of Stryker since October 2012. Mr. Lobo has served as President of Stryker since October 2021 and also served as President from October 2012 to August 2018. He joined Stryker as a Group President in April

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
2011. Prior thereto, he held leadership roles for over eight years with Johnson & Johnson, including as president of Ethicon Endo-Surgery. Mr. Lobo is also a director of Parker-Hannifin Corporation, a manufacturer of motion and control technologies and systems.

Sherilyn S. McCoy United States of America Director	Ms. McCoy has served as one of Stryker’s directors since May 2018. Ms. McCoy is a former Chief Executive Officer and Director of Avon Products, Inc., a personal care products company, which she led for almost 6 years until she retired on February 4, 2018. Prior to joining Avon, Ms. McCoy had a 30-year career at Johnson & Johnson, where she led a variety of large medical device, pharmaceutical and consumer businesses and rose to the position of Vice Chair. She is also a director of AstraZeneca plc, a global, science-led biopharmaceutical company, Novocure, an oncology company, and Kimberly-Clark, a multinational manufacturer of personal care products, and Chairperson of the Board at Certara, a biosimulation company. The address of Avon Products, Inc. is Building 6, Chiswick Park, London W4 5HR, United Kingdom.

Andrew K. Silvernail United States of America Director	Mr. Silvernail has served as one of Stryker’s directors since 2013. Mr. Silvernail served as Chairman, President and Chief Executive Officer of Madison Industries, one of the world’s largest private companies, from January 2021 to December 2021. Previously, Mr. Silvernail was Chairman, President and Chief Executive Officer of IDEX Corporation, a manufacturer of fluidics systems and specialty engineered products. Chairman from 2012 to 2020, and President and Chief Executive Officer from 2011 to 2020. Previously, Mr. Silvernail held the position of Vice President, Group Executive at IDEX Corporation from January 2009 to August 2011. Mr. Silvernail is also a trustee for the Manufacturers Alliance for Productivity and Innovation (MAPI). The address of Madison Industries is 444 W Lake St Suite 4400, Chicago, IL 60606. The address of IDEX Corporation is 3100 Sanders Rd Suite 301, Northbrook, IL 60062.

Lisa M. Skeete Tatum United States of America Director	Ms. Skeete Tatum has served as one of Stryker’s directors since 2020. She is the founder of Landit, Inc., a personalized career pathing platform, and has served as their Chief Executive Officer since 2014. Prior to founding Landit, Inc., Ms. Skeete Tatum was a general partner at Cardinal Partners from 1998 to 2009. She held various global and functional roles with Procter and Gamble, a multinational consumer goods corporation, from 1989 to 1994. She is also a board member at the Union Square Hospitality Group, a privately-held restaurant and growth fund investment group, and a director of the USHG Acquisition Corporation, a special purpose acquisition corporation. She also served on the public company board of Surgical Care Affiliates (acquired by OptumCare). The address of Landit, Inc. is 1460 Broadway, New York, NY 10036.

Ronda E. Stryker United States of America Director	Ms. Stryker has served as one of Stryker’s directors since 1984. She has also been Vice Chair and a director of Greenleaf Trust, a Michigan chartered bank, since 1988. Additionally, Ms. Stryker is the Vice Chair of Spelman College and a member of the Harvard Medical School Board of Fellows.

Rajeev Suri Singapore Director	Mr. Suri has served as one of Stryker’s directors since 2018. He is the Chief Executive Officer of Inmarsat, a British satellite telecommunications company. Previously, Mr. Suri served as President and Chief Executive Officer of Nokia, a leading global technology company, from 2014 to 2020 and as Chief Executive Officer of Nokia Solutions and Networks from 2009 to 2014. He also

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
served in various other leadership roles at Nokia from 1995 to 2009. Mr. Suri is a director of Singtel, one of the major telecommunications companies operating in Asia Pacific. Mr. Suri is a member of the International Advisory Board of Aalto University School of Business, Finland, a leading Public University in Europe. Mr. Suri is also a Director of X0PA AI, a B2B artificial intelligence Software platform company based in Singapore. The address of Inmarsat is 441 L St NW Ste 610, Washington, DC 20005. The address of Nokia is Karaportti 3 02610 Espoo, Finland.

Yin C. Becker United States of America Vice President, Communications, Public Affairs and Corporate Marketing	Ms. Becker has served as Vice President, Communications, Public Affairs and Corporate Marketing of Stryker since January 2012. Earlier in her time at Stryker, Ms. Becker served as Vice President, Healthcare Innovations, Executive Director of the Homer Stryker Learning Center and Vice President, Global Communications for Stryker’s Orthopaedics business. Prior to joining Stryker, Ms. Becker served in various leadership roles in marketing and education at Pfizer Inc. for over ten years.

William E. Berry Jr. United States of America Vice President, Chief Accounting Officer	Mr. Berry has held the role of Vice President, Chief Accounting Officer of Stryker since August 2021 and the role of director of Voice Merger Sub Corp. since January 2022. Previously, Mr. Berry held the role of Vice President, Corporate Controller and Principal Accounting Officer of Stryker from February 2014 to August 2021. Prior to this, he served as Corporate Controller of Stryker from August 2011 to February 2014. Before joining Stryker in August 2011, Mr. Berry served as Assistant Corporate Controller for Whirlpool Corporation, the world’s leading global manufacturer and marketer of major home appliances. From 2007 to 2009, Mr. Berry served as Controller of the Electronics and Safety Division of Delphi Automotive LLP, a leading global vehicle components manufacturer. From 1995 to 2007, Mr. Berry held various positions with Federal-Mogul Corporation, a leading global supplier of vehicle and industrial products, most recently serving as Director of Finance for Global Powertrain.

Glenn S. Boehnlein United States of America Vice President, Chief Financial Officer	Mr. Boehnlein has served as Vice President and Chief Financial Officer of Stryker since April 2016. He joined Stryker in 2003 as the Vice President of Finance and IT for the Endoscopy division, and has held various roles throughout his career at Stryker, most recently as Group CFO of MedSurg and Neurotechnology. Prior to joining Stryker, Mr. Boehnlein spent three years as CFO of Success TV. Earlier in his career, he was a partner and certified public accountant at Arthur Andersen.

M. Kathryn Fink United States of America Vice President, Chief Human Resources Officer	Ms. Fink has served as Vice President, Chief Human Resources Officer of Stryker since January 2016. Previously, she held the role of Vice President, Human Resources, MedSurg and Neurotechnology Group from 2015 to 2016. Ms. Fink began her career at Stryker in 2013 as Vice President, Talent Management. Prior to joining Stryker, Ms. Fink held a number of HR roles at Cintas Corporation and Ethicon Endo-Surgery, a division of Johnson & Johnson.

Robert S. Fletcher United States of America Vice President, Chief Legal Officer	Mr. Fletcher has held the role of Vice President, Chief Legal Officer since April 2019. Previously, Mr. Fletcher spent 15 years with Johnson & Johnson where he held multiple legal leadership roles including worldwide vice president of litigation and general counsel for the medical device and pharmaceutical sectors. Mr. Fletcher also spent 4 years as a corporate counsel for General Electric Aircraft Engines. The address of Johnson & Johnson is One Johnson & Johnson Plaza New Brunswick, New Jersey 08933.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Viju S. Menon United States of America Group President, Global Quality and Operations	Mr. Menon has served as Stryker’s Group President, Global Quality and Operations since April 2018. Prior to joining Stryker in this role, Mr. Menon held various senior supply chain leadership roles and served as the Chief Supply Chain Officer and Senior Vice President at Verizon Communications, Inc. from May 2013 to April 2018. Earlier in his career, Mr. Menon held key leadership roles in technology and manufacturing at Intel Corporation. The address of Verizon Communications, Inc. is One Verizon Way, Basking Ridge, New Jersey 07920.

J. Andrew Pierce United States of America Group President, MedSurg and Neurotechnology	Mr. Pierce has served as President and a director of Voice Merger Sub Corp. since January 2022 and as Group President, MedSurg and Neurotechnology at Stryker since August 2019. In his 25-year career with Stryker, Mr. Pierce has held various marketing, sales and product management roles in the Instruments and Craniomaxillofacial (CMF) divisions later moving into leadership positions within the CMF business. In 2008, Mr. Pierce became the vice president and general manager of CMF, in 2009 vice president and general manager for Stryker’s Surgical and Neuro Spine ENT business units, and in 2013 president of Stryker’s Endoscopy division.

Spencer S. Stiles United States of America Group President, Orthopaedics and Spine	Mr. Stiles has served as Group President, Orthopaedics and Spine at Stryker since August 2019. In his 22-year career with Stryker, Mr. Stiles has held progressive sales, marketing and general management roles within Stryker’s Endoscopy, Spine and Instruments divisions. Previously, he served as Group President, Neurotechnology, Instruments and Spine from August 2018 to July 2019, Global President of Instruments from April 2015 to July 2018, President of Spine from January 2011 to March 2015 and General Manager of the Communications business unit from September 2008 to December 2010.

2. Directors and Executive Officers of Purchaser.

The following table sets forth information about the directors and executive officers of Purchaser as of January 25, 2022.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information
William E. Berry Jr. United States of America Director	See “Schedule A—Information Relating to Parent and Purchaser—1. Directors and Executive Officers of Parent” above.

J. Andrew Pierce United States of America President; Director	See “Schedule A—Information Relating to Parent and Purchaser—1. Directors and Executive Officers of Parent” above.

Jeanne M. Blondia United States of America Vice President, Treasurer	Ms. Blondia has served as Vice President and Treasurer of Voice Merger Sub Corp. since January 2022 and as Vice President and Treasurer of Stryker since May 2008. In January of 2014, she became Vice President, Finance and Treasurer. Prior to joining Stryker in May 2008, Ms. Blondia served as the Vice President and Treasurer of Constellation Energy Group. Earlier in her career, she worked at the General Motors Treasurer’s office in New York, holding various roles of increasing responsibility, including Director of Business Development for GMAC, GM’s finance subsidiary. She began her career as an Analyst at DRI, an economic consulting firm.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years; Certain Other Information

Robert Cummings United States of America Vice President, Tax	Mr. Cummings has served as Vice President, Tax of Voice Merger Sub Corp. since January 2022 and as Vice President, Tax at Stryker since September 2021. Mr. Cummings joined Stryker in January 2013 as a senior manager responsible for accounting for global income taxes before being promoted to director of global tax accounting in 2014. In 2016, he was promoted to Senior Director of Global Tax Accounting and Compliance and assumed the responsibility for Stryker’s global income tax compliance. Before joining Stryker, Mr. Cummings spent 14 years in a variety of roles in the tax function at Dow, a global chemical manufacturer.

Sean C. Etheridge United States of America Vice President, Secretary	Mr. Etheridge has served as Vice President, Secretary of Voice Merger Sub Corp. since January 2022 and as Vice President, Corporate Secretary at Stryker since July 2020. Mr. Etheridge joined Stryker in 2014 as legal counsel in the Corporate Law, Securities, and Mergers and Acquisitions Group and began leading that group in August 2016. Mr. Etheridge began serving as assistant corporate secretary and corporate counsel in June 2017 and became assistant secretary and senior counsel, Corporate and M&A in September 2018. Prior to joining Stryker, Mr. Etheridge worked in private practice where he focused on corporate law.

Except as noted above, the business address for all the directors and executive officers is as follows:

c/o Stryker Corporation, 2825 Airview Boulevard, Kalamazoo, Michigan 49002.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (877) 825-8906

Banks and Brokers may call collect: (212) 750-5833